FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

                Table of Contents

Item

1.	Management's Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto (U.S. GAAP)

4.	Management’s Discussion and Analysis (U.S. GAAP)

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Management’s Report on Internal Control over Financial Reporting
Item 1

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2014.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 and has also expressed an unqualified audit opinion on the Company’s 2014 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 2, 2015.

(s) Claude Mongeau
President and Chief Executive Officer

February 2, 2015

(s) Luc Jobin
Executive Vice-President and Chief Financial Officer

February 2, 2015

Canadian National Railway Company

Report of Independent Registered Public Accounting Firm

Item 2
To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with United States generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 2, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP*

Montreal, Canada
February 2, 2015

* FCPA auditor, FCA, public accountancy permit No. A106087
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Canadian National Railway Company

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 2, 2015 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*

Montreal, Canada
February 2, 2015

*FCPA auditor, FCA, public accountancy permit No. A106087
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Canadian National Railway Company

Consolidated Statement of Income

Item 3
In millions, except per share data	Year ended December 31,	2014	2013	2012
Revenues		$12,134	$10,575	$9,920

Operating expenses
Labor and fringe benefits		2,319	2,182	1,952
Purchased services and material		1,598	1,351	1,248
Fuel		1,846	1,619	1,524
Depreciation and amortization		1,050	980	924
Equipment rents		329	275	249
Casualty and other		368	295	338
Total operating expenses		7,510	6,702	6,235
Operating income		4,624	3,873	3,685
Interest expense		(371)	(357)	(342)
Other income (Note 3)		107	73	315
Income before income taxes		4,360	3,589	3,658
Income tax expense (Note 4)		(1,193)	(977)	(978)
Net income		$3,167	$2,612	$2,680

Earnings per share (Note 5)
Basic		$3.86	$3.10	$3.08
Diluted		$3.85	$3.09	$3.06

Weighted-average number of shares (Note 5)
Basic		819.9	843.1	871.1
Diluted		823.5	846.1	875.4

See accompanying notes to consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2014	2013	2012
	Net income	$3,167	$2,612	$2,680
	Other comprehensive income (loss) (Note 15)
	Net gain (loss) on foreign currency translation	75	46	(5)
	Net change in pension and other postretirement benefit plans (Note 12)	(995)	1,775	(540)
	Amortization of gain on treasury lock	(1)	-	-
	Other comprehensive income (loss) before income taxes	(921)	1,821	(545)
	Income tax recovery (expense)	344	(414)	127
	Other comprehensive income (loss)	(577)	1,407	(418)
	Comprehensive income	$2,590	$4,019	$2,262

	See accompanying notes to consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet

In millions	December 31,	2014	2013

Assets

Current assets
Cash and cash equivalents		$52	$214
Restricted cash and cash equivalents (Note 10)		463	448
Accounts receivable (Note 6)		928	815
Material and supplies		335	274
Deferred and receivable income taxes (Note 4)		163	137
Other		125	89
Total current assets		2,066	1,977
Properties (Note 7)		28,514	26,227
Pension asset (Note 12)		882	1,662
Intangible and other assets (Note 8)		330	297
Total assets		$31,792	$30,163

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 9)		$1,657	$1,477
Current portion of long-term debt (Note 10)		544	1,021
Total current liabilities		2,201	2,498
Deferred income taxes (Note 4)		6,902	6,537
Other liabilities and deferred credits (Note 11)		704	815
Pension and other postretirement benefits (Note 12)		650	541
Long-term debt (Note 10)		7,865	6,819
Shareholders’ equity
Common shares (Note 13)		3,718	3,795
Additional paid-in capital (Note 13)		439	220
Accumulated other comprehensive loss (Note 15)		(2,427)	(1,850)
Retained earnings		11,740	10,788
Total shareholders’ equity		13,470	12,953
Total liabilities and shareholders’ equity		$31,792	$30,163

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert Pace	Claude Mongeau
Director	Director

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders' Equity

	Issued and	Common
	outstanding	shares and	Accumulated
	common	additional	other		Total
	shares	paid-in	comprehensive	Retained	shareholders’
In millions	(Note 13)	capital	loss	earnings	equity

Balance at December 31, 2011	884.2	$4,141	$(2,839)	$9,378	$10,680

Net income	-	-	-	2,680	2,680
Stock-based compensation and other (Notes 13, 14)	6.4	128	-	-	128
Share repurchase programs (Note 13)	(33.8)	(161)	-	(1,239)	(1,400)
Other comprehensive loss (Note 15)	-	-	(418)	-	(418)
Dividends ($0.75 per share)	-	-	-	(652)	(652)
Balance at December 31, 2012	856.8	4,108	(3,257)	10,167	11,018

Net income	-	-	-	2,612	2,612
Stock-based compensation and other (Notes 13, 14)	1.4	40	-	-	40
Share repurchase programs (Note 13)	(27.6)	(133)	-	(1,267)	(1,400)
Other comprehensive income (Note 15)	-	-	1,407	-	1,407
Dividends ($0.86 per share)	-	-	-	(724)	(724)
Balance at December 31, 2013	830.6	4,015	(1,850)	10,788	12,953

Net income	-	-	-	3,167	3,167
Stock-based compensation and other (Notes 13, 14)	1.2	250	-	-	250
Share repurchase programs (Note 13)	(22.4)	(108)	-	(1,397)	(1,505)
Other comprehensive loss (Note 15)	-	-	(577)	-	(577)
Dividends ($1.00 per share)	-	-	-	(818)	(818)
Balance at December 31, 2014	809.4	$4,157	$(2,427)	$11,740	$13,470

See accompanying notes to consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Cash Flows

In millions Year ended December 31,	2014	2013	2012
Operating activities
Net income	$3,167	$2,612	$2,680
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,050	980	924
Deferred income taxes (Note 4)	416	331	451
Gain on disposal of property (Note 3)	(80)	(69)	(281)
Changes in operating assets and liabilities:
Accounts receivable	(59)	32	(20)
Material and supplies	(51)	(38)	(30)
Accounts payable and other	-	(245)	129
Other current assets	5	13	(13)
Pensions and other, net	(67)	(68)	(780)
Net cash provided by operating activities	4,381	3,548	3,060
Investing activities
Property additions	(2,297)	(1,973)	(1,731)
Disposal of property (Note 3)	173	52	311
Change in restricted cash and cash equivalents	(15)	73	(22)
Other, net	(37)	(4)	21
Net cash used in investing activities	(2,176)	(1,852)	(1,421)
Financing activities
Issuance of debt (Note 10)	1,022	1,582	493
Repayment of debt (Note 10)	(822)	(1,413)	(58)
Net issuance (repayment) of commercial paper (Note 10)	(277)	268	(82)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 14)	30	31	117
Repurchase of common shares (Note 13)	(1,505)	(1,400)	(1,400)
Dividends paid	(818)	(724)	(652)
Net cash used in financing activities	(2,370)	(1,656)	(1,582)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	3	19	(3)
Net increase (decrease) in cash and cash equivalents	(162)	59	54
Cash and cash equivalents, beginning of year	214	155	101
Cash and cash equivalents, end of year	$52	$214	$155
Supplemental cash flow information
Net cash receipts from customers and other	$12,029	$10,640	$9,877
Net cash payments for:
Employee services, suppliers and other expenses	(6,333)	(5,558)	(5,241)
Interest	(409)	(344)	(364)
Personal injury and other claims (Note 16)	(57)	(61)	(79)
Pensions (Note 12)	(127)	(239)	(844)
Income taxes (Note 4)	(722)	(890)	(289)
Net cash provided by operating activities	$4,381	$3,548	$3,060

See accompanying notes to consolidated financial statements.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Table of Contents

Note		Page
1	Summary of significant accounting policies	10
2	Recent accounting pronouncement	14
3	Other income	14
4	Income taxes	15
5	Earnings per share	18
6	Accounts receivable	18
7	Properties	18
8	Intangible and other assets	19
9	Accounts payable and other	19
10	Long-term debt	20
11	Other liabilities and deferred credits	23
12	Pensions and other postretirement benefits	23
13	Share capital	31
14	Stock plans	33
15	Accumulated other comprehensive loss	40
16	Major commitments and contingencies	42
17	Financial instruments	47
18	Segmented information	49

Selected Railroad Statistics	50

Canadian National Railway Company

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis, and Jackson (Mississippi), with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies
Basis of presentation
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts (the “Share Trusts”) as the Company funds and directs the activities of the Share Trusts. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share
Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes fully vested equity settled stock-based compensation awards excluding stock options. Diluted earnings per share are calculated based on the weighted-average number of diluted shares outstanding using the treasury stock method. Included in the diluted earnings per share calculation are the assumed issuances of non-vested stock-based compensation awards.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Foreign currency
All of the Company’s operations in the United States (U.S.) are foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).
The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statement of Income.

Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

Properties
Accounting policy for capitalization of costs
The Company’s railroad operations are highly capital intensive. The Company’s properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and Rolling stock. The Company’s capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:
•	Grading: installation of road bed, retaining walls, drainage structures;
•	Rail and related track material: installation of 39 or more continuous feet of rail;
•	Ties: installation of 5 or more ties per 39 feet;
•	Ballast: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, maintenance on equipment used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

Canadian National Railway Company

Notes to Consolidated Financial Statements

For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.
For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.
  Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.
Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Accounting policy for depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross ton miles. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), less the rail asset’s usage to date. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross ton miles. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.
The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Accounts receivable securitization
The Company accounts for its accounts receivable securitization program under FASB ASC 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:
(a)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;
(b)	the interest cost of pension obligations;
(c)	the expected long-term return on pension fund assets;
(d)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
(e)
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Stock-based compensation
Stock-based compensation costs are determined using a fair value based approach and are charged to income over the period during which an employee is required to provide service in exchange for an award (requisite service period). For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at period-end. For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at grant date. The fair value of stock option awards is determined using the Black-Scholes option-pricing model. The fair value of performance share unit (PSU) awards is determined using a lattice-based model. The fair value of deferred share unit (DSU) awards is determined using an intrinsic value model.

Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.
In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in Net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

Canadian National Railway Company

Notes to Consolidated Financial Statements

2 – Recent accounting pronouncement
On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity’s contracts with customers. The core principle of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual and interim reporting periods beginning after December 15, 2016 and will replace most existing revenue recognition guidance within U.S. GAAP. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements, related disclosures, as well as which transition method to apply. The Company does not expect a significant impact from the adoption of this standard.

3 – Other income

In millions	Year ended December 31,	2014	2013	2012
Gain on disposal of property (1)		$99	$64	$295
Gain on disposal of land		21	19	20
Other (2)		(13)	(10)	-
Total other income		$107	$73	$315

(1)	In addition to the disposals of property described herein, 2014 includes other gains of $19 million; 2013 includes other losses of $5 million; and 2012 includes other gains of $14 million.
(2)	Includes foreign exchange gains and losses.

Disposal of property
2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013
Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012
Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

4 – Income taxes
As at December 31, 2014, Deferred and receivable income taxes include a net deferred income tax asset of $68 million ($74 million as at December 31, 2013) and an income tax receivable of $95 million ($63 million as at December 31, 2013).
The Company’s consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year.
The following table provides a reconciliation of income tax expense:

In millions	Year ended December 31,	2014	2013	2012
Canadian statutory federal tax rate		15.0%	15.0%	15.0%
Income tax expense at the Canadian statutory federal tax rate		$654	$538	$549
Income tax expense (recovery) resulting from:
Provincial and foreign taxes (1)		531	423	425
Deferred income tax adjustments due to rate enactments (2)		-	24	35
Gain on disposals (3)		(19)	(9)	(44)
Other (4)		27	1	13
Income tax expense		$1,193	$977	$978
Cash payments for income taxes		$722	$890	$289

(1)	Includes mainly Canadian provincial taxes and U.S. federal and state taxes.
(2)	Includes the net income tax expense resulting from the enactment of provincial and state corporate tax rates.
(3)	Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company’s properties in Canada.
(4)	Includes adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2014	2013	2012
Income before income taxes
Domestic		$3,042	$2,445	$2,656
Foreign		1,318	1,144	1,002
Total income before income taxes		$4,360	$3,589	$3,658
Current income tax expense
Domestic		$522	$404	$314
Foreign		255	242	213
Total current income tax expense		$777	$646	$527
Deferred income tax expense
Domestic		$271	$279	$370
Foreign		145	52	81
Total deferred income tax expense		$416	$331	$451

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	December 31,	2014	2013
Deferred income tax assets
Pension liability		$120	$89
Personal injury and legal claims		60	64
Environmental and other reserves		173	171
Other postretirement benefits liability		80	77
Net operating losses and tax credit carryforwards (1)		20	19
Total deferred income tax assets		453	420
Deferred income tax liabilities
Properties		6,946	6,232
Pension asset		232	438
Other		109	213
Total deferred income tax liabilities		7,287	6,883
Total net deferred income tax liability		$6,834	$6,463
Total net deferred income tax liability
Domestic		$2,841	$2,920
Foreign		3,993	3,543
Total net deferred income tax liability		$6,834	$6,463
Total net deferred income tax liability		$6,834	$6,463
Net current deferred income tax asset		68	74
Net noncurrent deferred income tax liability		$6,902	$6,537

(1)	Net operating losses and tax credit carryforwards will expire between the years 2017 and 2034.

Canadian National Railway Company

Notes to Consolidated Financial Statements

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2014, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.7 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. The Company has not recognized a deferred income tax asset of $158 million as at December 31, 2014 ($243 million as at December 31, 2013) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in foreign subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The following table provides a reconciliation of unrecognized tax benefits on the Company’s domestic and foreign tax positions:

In millions	Year ended December 31,	2014	2013	2012
Gross unrecognized tax benefits at beginning of year		$30	$36	$46
Increases for:
Tax positions related to the current year		3	2	1
Tax positions related to prior years		3	4	3
Decreases for:
Tax positions related to prior years		-	(4)	-
Settlements		-	(8)	(13)
Lapse of the applicable statute of limitations		(1)	-	(1)
Gross unrecognized tax benefits at end of year		$35	$30	$36
Adjustments to reflect tax treaties and other arrangements		(6)	(5)	(6)
Net unrecognized tax benefits at end of year		$29	$25	$30

As at December 31, 2014, the total amount of gross unrecognized tax benefits was $35 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2014 was $29 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2014 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $10 million of the net unrecognized tax benefits as at December 31, 2014 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The Company recognized approximately $1 million, $2 million and $3 million in accrued interest and penalties during the years ended December 31, 2014, 2013 and 2012, respectively. The Company had approximately $6 million and $5 million of accrued interest and penalties as at December 31, 2014 and 2013, respectively.
In Canada, the Company’s federal and provincial income tax returns filed for the years 2008 to 2013 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2010 and 2011 is currently in progress and is expected to be completed during 2015. In the U.S., the federal income tax returns filed for the years 2007 to 2013 remain subject to examination by the taxation authorities, and the state income tax returns filed for the years 2009 to 2013 remain subject to examination by the taxation authorities. An examination of the federal income tax returns for the years 2007 to 2011 is currently in progress. Examinations of certain state income tax returns by the state taxation authorities are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

Canadian National Railway Company

Notes to Consolidated Financial Statements

5 – Earnings per share
The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Year ended December 31,	2014	2013	2012
Net income		$3,167	$2,612	$2,680

Weighted-average basic shares outstanding		819.9	843.1	871.1
Effect of stock-based compensation		3.6	3.0	4.3
Weighted-average diluted shares outstanding		823.5	846.1	875.4

Basic earnings per share		$3.86	$3.10	$3.08
Diluted earnings per share		$3.85	$3.09	$3.06

6 – Accounts receivable

In millions	December 31,	2014	2013
Freight		$777	$675
Non-freight		160	147
Gross accounts receivable		937	822
Allowance for doubtful accounts		(9)	(7)
Net accounts receivable		$928	$815

7 – Properties

In millions		December 31, 2014			December 31, 2013
	Depreciation		Accumulated			Accumulated
	rate	Cost	depreciation	Net	Cost	depreciation	Net
Properties including capital leases
Track and roadway (1)	2%	$29,995	$7,332	$22,663	$27,833	$7,103	$20,730
Rolling stock	5%	5,552	2,107	3,445	5,193	1,894	3,299
Buildings	2%	1,545	560	985	1,392	521	871
Information technology (2)	11%	1,068	492	576	1,000	455	545
Other	5%	1,549	704	845	1,388	606	782
Total properties including capital leases		$39,709	$11,195	$28,514	$36,806	$10,579	$26,227

Capital leases included in properties
Track and roadway (3)		$417	$63	$354	$417	$58	$359
Rolling stock		808	292	516	982	358	624
Buildings		109	23	86	109	21	88
Other		108	29	79	102	22	80
Total capital leases included in properties		$1,442	$407	$1,035	$1,610	$459	$1,151

(1)			Includes $2,079 million and $1,911 million of land as at December 31, 2014 and December 31, 2013, respectively.
(2)			The Company capitalized $102 million in 2014 and $85 million in 2013 of internally developed software costs pursuant to FASB ASC 350-40, “Intangibles – Goodwill and Other, Internal – Use Software.”
(3)			Includes $108 million of right-of-way access in both years.

Canadian National Railway Company

Notes to Consolidated Financial Statements

8 – Intangible and other assets

In millions	December 31,	2014	2013
Deferred and long-term receivables		$141	$109
Intangible assets		62	59
Investments (1) (2)		58	57
Other		69	72
Total intangible and other assets		$330	$297

(1)
As at December 31, 2014, the Company had $47 million ($46 million as at December 31, 2013) of investments accounted for under the equity method and $11 million ($11 million as at December 31, 2013) of investments accounted for under the cost method.

(2)	See Note 17 - Financial instruments, for the fair value of Investments.

9 – Accounts payable and other

In millions	December 31,	2014	2013
Trade payables		$464	$408
Payroll-related accruals		317	351
Income and other taxes		208	96
Accrued charges		166	156
Stock-based compensation liability (Note 14)		106	80
Accrued interest		95	125
Personal injury and other claims provisions (Note 16)		48	45
Environmental provisions (Note 16)		45	41
Other postretirement benefits liability (Note 12)		17	18
Other		191	157
Total accounts payable and other		$1,657	$1,477

Canadian National Railway Company

Notes to Consolidated Financial Statements

10 – Long-term debt
				Outstanding US dollar- denominated amount
						December 31,
In millions			Maturity			2014	2013
Notes and debentures (1)

Canadian National series:
	4.95%	6-year notes (2)	Jan. 15, 2014	US$	-	$-	$346
	-	2-year floating rate notes (3)	Nov. 6, 2015		350	406	372
	5.80%	10-year notes (2)	June 1, 2016		250	290	266
	1.45%	5-year notes (2)	Dec. 15, 2016		300	348	319
	-	3-year floating rate notes (3)	Nov. 14, 2017		250	290	-
	5.85%	10-year notes (2)	Nov. 15, 2017		250	290	266
	5.55%	10-year notes (2)	May 15, 2018		325	377	346
	6.80%	20-year notes (2)	July 15, 2018		200	232	213
	5.55%	10-year notes (2)	Mar. 1, 2019		550	638	585
	2.75%	7-year notes (2)	Feb. 18, 2021			250	-
	2.85%	10-year notes (2)	Dec. 15, 2021		400	464	425
	2.25%	10-year notes (2)	Nov. 15, 2022		250	290	266
	7.63%	30-year debentures	May 15, 2023		150	174	159
	2.95%	10-year notes (2)	Nov. 21, 2024		350	406	-
	6.90%	30-year notes (2)	July 15, 2028		475	551	505
	7.38%	30-year debentures (2)	Oct. 15, 2031		200	232	213
	6.25%	30-year notes (2)	Aug. 1, 2034		500	581	532
	6.20%	30-year notes (2)	June 1, 2036		450	522	479
	6.71%	Puttable Reset Securities PURSSM (2)	July 15, 2036		250	290	266
	6.38%	30-year debentures (2)	Nov. 15, 2037		300	348	319
	3.50%	30-year notes (2)	Nov. 15, 2042		250	290	266
	4.50%	30-year notes (2)	Nov. 7, 2043		250	290	266

Illinois Central series:
	5.00%	99-year income debentures	Dec. 1, 2056		-	-	7
	7.70%	100-year debentures	Sep. 15, 2096		125	145	133

BC Rail series:
	Non-interest bearing 90-year subordinated notes (4)		July 14, 2094			842	842
Total notes and debentures				US$	6,425	$8,546	$7,391

Other
Commercial paper						-	273
Accounts receivable securitization						50	250
Capital lease obligations						670	783
Total debt, gross						9,266	8,697
Less:	Net unamortized discount					857	857
Total debt (5)						8,409	7,840
Less:	Current portion of long-term debt					544	1,021
Total long-term debt						$7,865	$6,819

(1)	The Company's notes, debentures and revolving credit facility are unsecured.
(2)
The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3)
These 2-year and 3-year floating rate notes bear interest at the three-month London Interbank Offered Rate (LIBOR) plus 0.20% and LIBOR plus 0.17%, respectively. The interest rate on the 2-year floating rate notes as at December 31, 2014 was 0.43% (0.44% as at December 31, 2013). The interest rate on the 3-year floating rate notes issued in 2014 was 0.40%.

(4)	The Company records these notes as a discounted debt of $9 million, using an imputed interest rate of 5.75%. The discount of $833 million is included in the net unamortized discount.
(5)	See Note 17 - Financial instruments, for the fair value of debt.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2014 and 2013.

Commercial paper
The Company has a commercial paper program, which is back-stopped by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2014, the Company had no commercial paper borrowings ($273 million at a weighted-average interest rate of 1.14% as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet. The Company’s commercial paper has a maturity less than 90 days.
The following table presents the issuances and repayments of commercial paper:

In millions	Year ended December 31,	2014	2013	2012
Issuances of commercial paper		$2,443	$3,255	$1,861
Repayments of commercial paper		(2,720)	(2,987)	(1,943)
Net issuance (repayment) of commercial paper		$(277)	$268	$(82)

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On July 23, 2014, the expiry date of the agreement was extended by one year to February 1, 2017.
As at December 31, 2014, the Company recorded $50 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.24% (1.18% as at December 31, 2013) which is secured by and limited to $56 million ($281 million as at December 31, 2013) of accounts receivable.

Bilateral letter of credit facilities
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.  As at December 31, 2014, the Company had letters of credit drawn of $487 million ($481 million as at December 31, 2013) from a total committed amount of $511 million ($503 million as at December 31, 2013) by the various banks. As at December 31, 2014, cash and cash equivalents of $463 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Capital lease obligations
During 2014, the Company had no acquisitions of assets through equipment leases ($44 million in 2013 for which an equivalent amount was recorded in debt).
Interest rates for capital lease obligations range from approximately 0.7% to 8.5% with maturity dates in the years 2015 through 2037. The imputed interest on these leases amounted to $145 million as at December 31, 2014 and $209 million as at December 31, 2013.
The capital lease obligations are secured by properties with a net carrying amount of $668 million as at December 31, 2014 and $779 million as at December 31, 2013.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Long-term debt maturities
The following table provides the long-term debt maturities, including capital lease repayments on debt outstanding as at December 31, 2014, for the next five years and thereafter:

In millions	Capital leases	Debt	Total
2015 (1)	$88	$456	$544
2016	311	634	945
2017	152	577	729
2018	8	606	614
2019	8	636	644
2020 and thereafter	103	4,830	4,933
Total	$670	$7,739	$8,409

(1) Current portion of long-term debt.

Amount of US dollar-denominated debt

In millions	December 31,		2014		2013
Notes and debentures		US $	6,425	US $	6,157
Capital lease obligations			448		573
Total amount of US dollar-denominated debt in US$		US $	6,873	US $	6,730
Total amount of US dollar-denominated debt in C$	$7,973	$7,158

Canadian National Railway Company

Notes to Consolidated Financial Statements

11 – Other liabilities and deferred credits

In millions	December 31,	2014	2013
Personal injury and other claims provisions, net of current portion (Note 16)		$250	$271
Stock-based compensation liability, net of current portion (Note 14)		91	240
Environmental provisions, net of current portion (Note 16)		69	78
Deferred credits and other		294	226
Total other liabilities and deferred credits		$704	$815

12 – Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Current or former executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.
On February 4, 2013, the Company’s Chief Operating Officer (COO) resigned to join the Company’s major competitor in Canada. As a result, compensation amounts accumulated under the non-registered pension plans subject to non-compete and non-solicitation agreements were forfeited. The Company has recorded an actuarial gain related to the amounts forfeited. In 2012, the Company cancelled the $1.5 million annual retirement benefit otherwise due to its former Chief Executive Officer (CEO) after determining that the former CEO was likely in breach of the non-compete, non-solicitation and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. The Company recorded a settlement gain of $20 million from the termination of the former CEO’s retirement benefit plan for the period beyond June 28, 2012, which was partially offset by the recognition of past accumulated actuarial losses of approximately $4 million. In February 2013, the Company entered into confidential agreements to settle these matters.
The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The Company’s most recently filed actuarial valuations conducted as at December 31, 2013 indicated a funding excess on a going-concern basis of approximately $1.6 billion and a funding deficit on a solvency basis of approximately $1.7 billion calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The Company’s next actuarial valuations required as at December 31, 2014 will be performed in 2015. These actuarial valuations are expected to identify a going-concern surplus of approximately $1.9 billion, while on a solvency basis a

Canadian National Railway Company

Notes to Consolidated Financial Statements

funding deficit of approximately $1.1 billion is expected. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments. Actuarial valuations are also required annually for the Company’s U.S. qualified pension plans.
In 2014, the Company made no voluntary contributions ($100 million in 2013) in excess of the required minimum contributions. Voluntary contributions can be treated as a prepayment against its future required special solvency deficit payments. As at December 31, 2014, the Company had $143 million of accumulated prepayments under the CN Pension Plan which remain available to offset future required solvency deficit payments. The Company expects to use these prepayments to satisfy a portion of its 2015 required solvency deficit payment. The Company established an irrevocable standby letter of credit in 2014 with a face amount of approximately $3 million in order to satisfy the solvency deficit payment for the BC Rail Pension Plan. The Company expects to further subscribe to letters of credit in 2015 to satisfy the solvency deficit payments for certain of its defined benefit pension plans including the CN Pension Plan. Under the CN Pension Plan, considering the prepayments available, it is expected that the letters of credit will only be required in the third quarter of 2015. The total face amount of the letters of credit is expected to be approximately $90 million at the end of 2015. As a result, the Company’s cash contributions for 2015 are expected to be $125 million, for all the Company’s pension plans. As at February 2, 2015, the Company contributed $80 million to its defined benefit pension plans for 2015.

Plan assets
The assets of the Company’s various Canadian defined benefit pension plans are primarily held in separate trust funds (“Trusts”) which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix and related benchmark indices (“Policy”). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit obligations, the market return expectations of each asset class and the current state of financial markets.
Annually, the CN Investment Division (“Investment Manager”), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (“Strategy”) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (“Committee”) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Company’s pension plans to the performance of the benchmark indices.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The Company’s 2014 target long-term asset mix and actual asset allocation for the Company’s pension plans based on fair value, are as follows:
	Target	Percentage
	long-term	of plan assets
	asset mix	2014	2013
Cash and short-term investments	3%	3%	5%
Bonds and mortgages	37%	29%	25%
Equities	45%	39%	41%
Real estate	4%	2%	2%
Oil and gas	7%	8%	8%
Infrastructure	4%	5%	5%
Absolute return	-	10%	10%
Risk-based allocation	-	4%	4%
Total	100%	100%	100%

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge, and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company’s pension plans consist mainly of the following:
(a)
Cash and short-term investments consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.

(b)
Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes. As at December 31, 2014, 82% of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.

(c)
Equity investments are primarily publicly traded securities, well diversified by country, issuer and industry sector. In 2014, the most significant allocation to an individual issuer was approximately 2% and the most significant allocation to an industry sector was approximately 23%.

(d)	Real estate is a diversified portfolio of Canadian land and commercial properties held by the Trusts’ wholly-owned subsidiaries.
(e)	Oil and gas investments include petroleum and natural gas properties operated by the Trusts’ wholly-owned subsidiaries and listed and non-listed Canadian securities of oil and gas companies.
(f)
Infrastructure investments include participations in private infrastructure funds, public and private debt and publicly traded equity securities of infrastructure and utility companies. Some of these investments are held by the Trusts’ wholly-owned subsidiaries.

(g)
Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, equities, global macro and commodity funds, as presented in the table of fair value measurement. Managers are monitored on a continuous basis through investment and operational due diligence.

(h)
Risk-based allocation investments are a portfolio of units of externally managed funds where the overall risk of the asset class is managed in order to capture over time different asset classes risk premiums. Some of these investments are held by the Trusts’ wholly-owned subsidiaries.

The plans’ Investment Manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 65% exposed to the Canadian dollar, 16% to the US dollar, 7% to European currencies, and 12% to various other currencies as at December 31, 2014. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They may include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following tables present the fair value of plan assets as at December 31, 2014 and 2013 by asset class, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value:

		Fair value measurements at December 31, 2014
In millions	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$579	$64	$515	$-
Bonds (2)
Canada, U.S. and supranational	1,450	-	1,450	-
Provinces of Canada and municipalities	2,701	-	2,701	-
Corporate	618	-	618	-
Emerging market debt	296	-	296	-
Mortgages (3)	131	-	131	-
Equities (4)
Canadian	2,096	2,072	-	24
U.S.	1,493	1,493	-	-
International	3,425	3,425	-	-
Real estate (5)	317	-	-	317
Oil and gas (6)	1,374	349	17	1,008
Infrastructure (7)	885	14	107	764
Absolute return funds (8)			-	-
Multi-strategy	591	-	591	-
Fixed income	471	-	428	43
Equity	299	-	299	-
Global macro	384	-	384	-
Commodity	1	-	1	-
Risk-based allocation (9)	635	-	635	-
Total	$17,746	$7,417	$8,173	$2,156
Other (10)	15
Total plan assets	$17,761

		Fair value measurements at December 31, 2013
In millions	Total	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$897	$16	$881	$-
Bonds (2)
Canada, U.S. and supranational	1,416	-	1,416	-
Provinces of Canada and municipalities	2,297	-	2,297	-
Corporate	111	-	111	-
Emerging market debt	261	-	261	-
Mortgages (3)	166	-	166	-
Equities (4)
Canadian	2,160	2,138	-	22
U.S.	1,307	1,307	-	-
International	3,421	3,421	-	-
Real estate (5)	299	-	-	299
Oil and gas (6)	1,380	379	40	961
Infrastructure (7)	788	10	115	663
Absolute return funds (8)
Multi-strategy	460	-	460	-
Fixed income	519	-	486	33
Equity	391	2	389	-
Global macro	328	-	328	-
Risk-based allocation (9)	607	-	607	-
Total	$16,808	$7,273	$7,557	$1,978
Other (10)	61
Total plan assets	$16,869
Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.		Footnotes to the table follow on the next page.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

		Fair value measurements based on significant unobservable inputs (Level 3)
In millions		Equities (4)	Real estate (5)	Oil and gas (6)	Infrastructure (7)	Absolute return (8)	Total
Balance at December 31, 2012		$22	$279	$940	$577	$10	$1,828
	Actual return relating to assets still held at the reporting date	2	26	72	43	3	146
	Purchases	2	-	-	120	20	142
	Sales	(4)	(6)	(51)	(77)	-	(138)
Balance at December 31, 2013		$22	$299	$961	$663	$33	$1,978
	Actual return relating to assets still held at the reporting date	1	21	-	2	1	25
	Purchases	4	-	47	159	9	219
	Sales	(3)	(3)	-	(60)	-	(66)
Balance at December 31, 2014		$24	$317	$1,008	$764	$43	$2,156

(1)	Cash and short-term investments are valued at cost, which approximates fair value, and are categorized as Level 1 for cash and Level 2 for short-term investments.
(2)
Bonds are valued using mid-price bids obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. All bonds are categorized as Level 2.

(3)
Mortgages are secured by real estate. The fair value of $131 million ($166 million in 2013) of mortgages categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments.

(4)
The fair value of equity investments categorized as Level 1 is based on quoted prices in active markets. The fair value of equity investments of $24 million ($22 million in 2013) categorized as Level 3 represent units in private equity funds which are valued by their independent administrators.

(5)
The fair value of real estate investments of $317 million ($299 million in 2013) includes land and buildings net of related mortgage debt of $34 million ($41 million in 2013) and is categorized as Level 3. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis. Mortgage debt is valued based on the present value of future cash flows using current market yields for comparable instruments.

(6)
Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments of $1,008 million ($961 million in 2013) categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure investments consist of $14 million ($10 million in 2013) of publicly traded equity securities of infrastructure companies categorized as Level 1, $107 million ($115 million in 2013) of term loans, bonds and infrastructure funds issued by infrastructure companies categorized as Level 2 and $764 million ($663 million in 2013) of infrastructure funds that are categorized as Level 3 and are valued based on discounted cash flows or earnings multiples. Distributions may be received throughout the term of the funds and/or upon the sale of the underlying investments.

(8)
Absolute return investments are valued using the net asset value as reported by the independent fund administrators. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Absolute return investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are categorized as Level 3.

(9)
Risk-based allocation investments are valued using the net asset value as reported by the independent fund administrators and are categorized as Level 2. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(10)
Other consists of operating assets of $145 million ($85 million in 2013) and liabilities of $130 million ($24 million in 2013) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Additional disclosures
Obligations and funded status
		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2014	2013	2014	2013
Change in benefit obligation
Projected benefit obligation at beginning of year		$15,510	$16,335	$256	$277
Amendments		2	-	2	-
Interest cost		711	658	12	11
Actuarial loss (gain) on projected benefit obligation		1,815	(747)	6	(22)
Service cost		132	155	2	3
Plan participants’ contributions		58	56	-	-
Foreign currency changes		22	16	7	5
Benefit payments, settlements and transfers		(971)	(963)	(18)	(18)
Projected benefit obligation at end of year		$17,279	$15,510	$267	$256
Component representing future salary increases		(349)	(344)	-	-
Accumulated benefit obligation at end of year		$16,930	$15,166	$267	$256
Change in plan assets
Fair value of plan assets at beginning of year		$16,869	$15,811	$-	$-
Employer contributions		111	226	-	-
Plan participants’ contributions		58	56	-	-
Foreign currency changes		15	10	-	-
Actual return on plan assets		1,679	1,728	-	-
Benefit payments, settlements and transfers		(971)	(962)	-	-
Fair value of plan assets at end of year		$17,761	$16,869	$-	$-

Funded status - Excess (deficiency) of fair value of plan assets over
projected benefit obligation at end of year		$482	$1,359	$(267)	$(256)

Measurement date for all plans is December 31.

The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2014 were $16,059 million and $16,905 million, respectively ($14,458 million and $16,059 million, respectively, at December 31, 2013).

Amounts recognized in the Consolidated Balance Sheet
		Pensions		Other postretirement benefits
In millions	December 31,	2014	2013	2014	2013
Noncurrent assets - Pension asset		$882	$1,662	$-	$-
Current liabilities (Note 9)		-	-	(17)	(18)
Noncurrent liabilities - Pension and other postretirement benefits		(400)	(303)	(250)	(238)
Total amount recognized		$482	$1,359	$(267)	$(256)

Amounts recognized in Accumulated other comprehensive loss (Note 15)
		Pensions		Other postretirement benefits
In millions	December 31,	2014	2013	2014	2013
Net actuarial gain (loss)		$(2,502)	$(1,515)	$17	$27
Prior service cost		(20)	(22)	(5)	(5)

Information for the pension plans with an accumulated benefit obligation in excess of plan assets
		Pensions		Other postretirement benefits
In millions	December 31,	2014	2013	2014	2013
Projected benefit obligation		$646	$527	N/A	N/A
Accumulated benefit obligation		585	475	N/A	N/A
Fair value of plan assets		246	224	N/A	N/A

Canadian National Railway Company

Notes to Consolidated Financial Statements

Components of net periodic benefit cost (income)
Pensions	Other postretirement benefits
In millions	Year ended December 31,	2014	2013	2012	2014	2013	2012
Current service cost	$132	$155	$134	$2	$3	$4
Interest cost	711	658	740	12	11	13
Curtailment gain	-	-	-	-	-	(6)
Settlement loss (gain) (1)	3	4	(12)	-	-	-
Expected return on plan assets	(978)	(958)	(994)	-	-	-
Amortization of prior service cost	4	4	4	2	1	3
Amortization of net actuarial loss (gain)	124	227	119	(4)	(1)	-
Net periodic benefit cost (income)	$(4)	$90	$(9)	$12	$14	$14

(1)	The 2012 figure includes the settlement gain related to the termination of the former CEO’s retirement benefit plan.

    The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $4 million and $253 million, respectively.

    The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $1 million and $4 million, respectively.

Weighted-average assumptions used in accounting for Pensions and other postretirement benefits
Pensions	Other postretirement benefits
December 31,	2014	2013	2012	2014	2013	2012
To determine projected benefit obligation
Discount rate (1)	3.87%	4.73%	4.15%	3.86%	4.69%	4.01%
Rate of compensation increase (2)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%

To determine net periodic benefit cost
Discount rate (1)	4.73%	4.15%	4.84%	4.69%	4.01%	4.70%
Rate of compensation increase (2)	3.00%	3.00%	3.25%	3.00%	3.00%	3.25%
Expected return on plan assets (3)	7.00%	7.00%	7.25%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2014, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2015, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.

Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 7.5% for 2014 and 2015. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

Assumed health care costs have an effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

One-percentage-point
In millions	Increase	Decrease
Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	12	(10)

Canadian National Railway Company

Notes to Consolidated Financial Statements

Estimated future benefit payments
In millions	Pensions	Other postretirement benefits
2015	$1,011	$17
2016	1,034	17
2017	1,048	18
2018	1,059	18
2019	1,067	18
Years 2020 to 2024	5,379	81

Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $16 million, $13 million and $11 million for 2014, 2013 and 2012, respectively.

Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which is administered by the National Carriers’ Conference Committee (NCCC), and provides certain postretirement health care benefits to certain retirees. The Company’s contributions under this plan are expensed as incurred and amounted to $10 million, $10 million and $11 million in 2014, 2013 and 2012, respectively. The annual contribution rate for the plan is determined by the NCCC and for 2014 was $141.29 per month per active employee ($143.21 in 2013). The plan covered 807 retirees in 2014 (867 in 2013).

Canadian National Railway Company

Notes to Consolidated Financial Statements

13 – Share capital
Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

Issued and outstanding common shares

In millions	Year ended December 31,	2014	2013	2012
Issued and outstanding common shares at beginning of year		830.6	856.8	884.2
Number of common shares repurchased		(22.4)	(27.6)	(33.8)
Stock options exercised		1.2	1.4	6.4
Issued and outstanding common shares at end of year		809.4	830.6	856.8

Share purchases
Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 28.0 million common shares between October 24, 2014 and October 23, 2015. As at December 31, 2014, the Company repurchased 5.6 million common shares under its current program.
The following table provides the information related to the share repurchase programs for the years ended December 31, 2014, 2013 and 2012:

In millions, except per share data	Year ended December 31,	2014	2013	2012
Number of common shares repurchased (1)		22.4	27.6	33.8
Weighted-average price per share (2)		$67.38	$50.65	$41.36
Amount of repurchase		$1,505	$1,400	$1,400

(1)	Includes common shares purchased in the first and fourth quarters of 2014, 2013 and 2012 pursuant to private agreements between the Company and arm’s-length third-party sellers.
(2) Includes brokerage fees.

Share purchases by Share Trusts
In 2014, the Company established Share Trusts to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan (see Note 14 – Stock plans). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan.
  As at December 31, 2014, the Share Trusts held nil common shares of the Company. Common shares purchased by the Share Trusts will be accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company’s employee tax withholding obligations.
  In 2015, the Share Trusts could purchase up to 2.0 million common shares on the open market in anticipation of future settlements of equity settled PSU awards.

Additional paid-in capital
Additional paid-in capital includes the stock-based compensation expense on equity settled awards; the excess tax benefits on stock-based compensation; and the impact of the modification of certain cash settled awards to equity settled awards. Upon the exercise of stock options, the expense related to those options is reclassified from Additional paid-in capital to Common shares. The Company reclassified prior year balances from Common shares to Additional paid-in capital in the Consolidated Balance Sheet to conform with the 2014 presentation.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Stock-based compensation and other

	2014		2013		2012
	Issued and	Common	Issued and	Common	Issued and	Common
	outstanding	shares and	outstanding	shares and	outstanding	shares and
	common	additional	common	additional	common	additional
In millions	shares	paid-in capital	shares	paid-in capital	shares	paid-in capital

Stock options exercised	1.2	$25	1.4	$28	6.4	$102
Equity settled stock-based compensation expense	-	11	-	9	-	10
Excess tax benefits on stock-based compensation	-	5	-	3	-	16
Modification of stock-based compensation awards (1)	-	209	-	-	-	-
Total stock-based compensation and other	1.2	$250	1.4	$40	6.4	$128

(1)
Represents the fair value of cash settled stock-based compensation awards modified in 2014 to settle in common shares of the Company and includes $132 million related to deferred share units (DSUs), $60 million related to performance share units (PSUs) and $17 million related to other plans. See Note 14 - Stock plans.

Canadian National Railway Company

Notes to Consolidated Financial Statements

14 – Stock plans
The Company has various stock-based compensation plans for eligible employees. A description of the Company’s major plans is provided herein.

Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2014, 2013 and 2012:

Year ended December 31,	2014	2013	2012
Number of participants holding shares	18,488	18,488	17,423
Total number of ESIP shares purchased on behalf of employees (millions)	2.1	2.3	2.5
Expense for Company contribution (millions)	$34	$30	$24

Stock-based compensation plans
The following table provides the total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2014, 2013 and 2012:

In millions	Year ended December 31,	2014	2013	2012
Cash settled awards
Share Units Plan		$117	$92	$76
Voluntary Incentive Deferral Plan (VIDP)		33	35	19
Total cash settled awards		150	127	95

Equity settled awards
Share Units Plan		2	-	-
Stock option awards		9	9	10
Total equity settled awards		11	9	10
Total stock-based compensation expense		$161	$136	$105
Tax benefit recognized in income		$43	$35	$25

Cash settled awards
(a)	Share Units Plan
The objective of the Share Units plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. The PSUs granted are scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained.
Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout for PSUs is also conditional on compliance with the conditions of their award agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their award agreements will forfeit the PSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their award agreement, the Company may at its discretion change the manner of vesting of the PSUs to suspend payout on any PSUs pending resolution of such matter.
In 2014, the Company granted 0.8 million PSUs, previously known as restricted share units (RSUs), (0.8 million in 2013 and 0.9 million in 2012) to designated management employees entitling them to receive payout in cash based on the Company’s share price.
The value of the payout is equal to the number of PSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. For the plan period ended December 31, 2014, for the 2012 grant,

Canadian National Railway Company

Notes to Consolidated Financial Statements

the level of ROIC attained resulted in a performance vesting factor of 150%. As the minimum share price condition under the plan was met, payout of approximately $106 million, calculated using the Company’s average closing share price for the last 20 trading days ending on January 31, 2015, will be paid to employees meeting the conditions of their benefit plans, award or employment agreements in the first quarter of 2015.
On December 9, 2014, 0.5 million cash settled PSUs granted in 2013 and 0.4 million cash settled PSUs granted in 2014 were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards. As a result, the Company reclassified $60 million from Other liabilities and deferred credits to Additional paid-in capital in the Consolidated Balance Sheet, which represents the fair value of these PSU awards at the modification date. In the future, the Company does not plan to grant additional cash settled PSU awards.

(b)	Voluntary Incentive Deferral Plan
The Company’s Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in DSUs up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is calculated using the Company’s average closing share price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.
On December 9, 2014, 1.7 million cash settled DSUs were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards. As a result, the Company reclassified $132 million from Other liabilities and deferred credits to Additional paid-in capital in the Consolidated Balance Sheet, which represents the fair value of these DSU awards at the modification date. Notwithstanding deferrals made in 2014 related to incentive payments of 2015, the Company does not plan to provide participants the option to defer their incentive payments into cash settled DSU awards in the future.

The following table provides the number of units outstanding and the 2014 activity for all cash settled awards:

	PSUs		DSUs
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2013	1.7	0.9	-	2.3
Granted (Payout)	0.8	(0.9)	-	(0.1)
Modifications (1)	(0.9)	-	-	(1.7)
Forfeited/Settled	-	-	-	-
Vested during year	(0.9)	0.9	-	-
Outstanding at December 31, 2014	0.7	0.9	-	0.5

(1)	On December 9, 2014, certain cash settled awards were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	PSUs (1)							DSUs (2)	Total
Year of grant	2014	2013	2012		2011	2010	2009
Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2014	$42	$33		$44	$(2)	N/A	N/A	$33	$150
Year ended December 31, 2013 (3)	N/A	$34		$37	$34	$(4)	$(9)	$35	$127
Year ended December 31, 2012	N/A	N/A		$24	$26	$26	$-	$19	$95

Liability outstanding
December 31, 2014	$19	$32		$106	$-	N/A	N/A	$40	$197
December 31, 2013	N/A	$34		$61	$80	$-	$-	$145	$320

Fair value per unit
December 31, 2014 ($)	$72.00	$79.01		$80.02	N/A	N/A	N/A	$80.02	N/A

Fair value of awards vested during the year
Year ended December 31, 2014	$-	$-		$106	$-	N/A	N/A	$-	$106
Year ended December 31, 2013	N/A	$-		$-	$80	N/A	N/A	$1	$81
Year ended December 31, 2012	N/A	N/A		$-	$-	$70	N/A	$1	$71

Nonvested awards at December 31, 2014
Unrecognized compensation cost	$17	$10		$-	$-	N/A	N/A	$-	$27
Remaining recognition period (years)	2.0	1.0		N/A	N/A	N/A	N/A	N/A (4)	N/A

Assumptions (5)
Stock price ($)	$80.02	$80.02		$80.02	N/A	N/A	N/A	$80.02	N/A
Expected stock price volatility (6)	16%	17%		N/A	N/A	N/A	N/A	N/A	N/A
Expected term (years) (7)	2.0	1.0		N/A	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (8)	1.02%	0.99%		N/A	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (9)	$1.00	$1.00	$	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of PSUs by former executives.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at December 31, 2014.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Equity settled awards
(a)	Share Units Plan
The objective of the Share Units plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. The PSUs granted are scheduled to settle at the end of the plan period and vest conditionally upon the attainment of a target relating to ROIC over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained.
Settlement is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for executive employees, settlement for PSUs is also conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the PSU settlement. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the PSUs to suspend settlement on any PSUs pending resolution of such matter.
On December 9, 2014, 0.5 million cash settled PSUs granted in 2013 and 0.4 million cash settled PSUs granted in 2014 were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards.
PSUs are settled in common shares of the Company by way of disbursement from the Share Trusts (see Note 13 – Share capital). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance vesting factor less shares withheld to satisfy the participant’s minimum statutory withholding tax requirement.

(b)	Voluntary Incentive Deferral Plan
The Company’s VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in DSUs up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.
On December 9, 2014, 1.7 million cash settled DSUs were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards.
DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant’s minimum statutory withholding tax requirement.

The following table provides the number of units outstanding and the 2014 activity for all equity settled awards, other than stock options:
	PSUs			DSUs
	Units Nonvested	Units Vested	Weighted- average grant date fair value	Units Nonvested	Units Vested	Weighted- average grant date fair value
	In millions	In millions		In millions	In millions
Outstanding at December 31, 2013	-	-	N/A	-	-	N/A
Modification (1) (2)	0.9	-	$ 71.05	-	1.7	$ 76.29
Outstanding at December 31, 2014	0.9	-	$ 71.05	-	1.7	$ 76.29

(1)
On December 9, 2014, 0.9 million cash-settled PSUs were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards. The modification affected PSUs held by 133 employees and did not result in the recognition of incremental compensation cost as the settlement conditions of these awards was unchanged.

(2)
On December 9, 2014, 1.7 million cash-settled DSUs were modified to settle in common shares of the Company. From the modification date, these units are accounted for as equity settled awards. The modification affected DSUs held by 104 employees and did not result in the recognition of incremental compensation cost as the settlement conditions of these awards was unchanged. Vested DSUs are convertible into common shares of the Company at the time of cessation of employment. As at December 31, 2014, the aggregate intrinsic value of vested DSUs amounted to $138 million.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all equity settled awards, other than stock options:

In millions, unless otherwise indicated		PSUs (1)		DSUs (2)	Total
Year of grant		2014	2013
Stock-based compensation expense
recognized over requisite service period
Year ended December 31, 2014 (3)		$1	$1	$-	$2

Fair value per unit
At grant date ($) (4)		$66.84	$75.15	$76.29	N/A

Fair value of awards vested during the year
Year ended December 31, 2014		$-	$-	$1	$1

Nonvested awards at December 31, 2014
Unrecognized compensation cost		$15	$8	$1	$24
Remaining recognition period (years)		2.0	1.0	N/A (5)	N/A

Assumptions
Grant price ($) (6)		$76.29	$76.29	$76.29	N/A
Expected stock price volatility (7)		15%	17%	N/A	N/A
Expected term (years) (8)		2.0	1.0	N/A	N/A
Risk-free interest rate (9)		1.02%	0.98%	N/A	N/A
Dividend rate ($) (10)		$1.00	$1.00	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at the modification date using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value at the modification date.
(3)	Comparative information for the years ended December 31, 2013 and 2012 has not been provided as no equity settled PSUs or DSUs were outstanding.
(4)	Grant date is December 9, 2014 which is the modification date of the cash settled awards to equity settled awards.
(5)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(6)	Stock price at the modification date.
(7)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(8)	Represents the remaining period of time that awards are expected to be outstanding.
(9)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(10)	Based on the annualized dividend rate.

(c) Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. At December 31, 2014, 19.2 million common shares remained authorized for future issuances under these plans.
For 2014, 2013 and 2012, the Company granted 1.0 million, 1.1 million and 1.2 million, respectively, of conventional stock options to designated executive employees that vest over a period of four years of continuous employment.
   The total number of conventional options outstanding at December 31, 2014 was 7.5 million.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides the activity of stock option awards during 2014, and for options outstanding and exercisable at     December 31, 2014, the weighted-average exercise price:

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number	average	Number	average grant
	of options	exercise price	of options	date fair value
	In millions		In millions
Outstanding at December 31, 2013 (1)	7.7	$30.97	2.7	$7.89
Granted	1.0	$58.74	1.0	$11.09
Exercised	(1.2)	$22.97	N/A	N/A
Vested	N/A	N/A	(1.2)	$7.59
Outstanding at December 31, 2014 (1)	7.5	$37.37	2.5	$9.25
Exercisable at December 31, 2014 (1)	5.0	$30.31	N/A	N/A

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2014 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2014 at the Company’s closing stock price of $80.02.

				Options outstanding				Options exercisable
				Number of options	Weighted- average years to expiration	Weighted- average exercise price	Aggregate intrinsic value	Number of options	Weighted- average exercise price	Aggregate intrinsic value
Range of exercise prices				In millions			In millions	In millions		In millions

	$16.93	-	$23.03	0.9	3.7	$20.19	$52	0.9	$20.19	$52
	$23.04	-	$30.75	2.6	3.3	$27.04	139	2.6	$27.04	139
	$30.76	-	$41.85	1.5	6.3	$38.19	62	1.0	$38.19	41
	$41.86	-	$57.61	1.5	7.6	$48.71	49	0.5	$47.40	18
	$57.62	-	$80.15	1.0	9.1	$60.29	20	-	$58.18	-
Balance at December 31, 2014 (1)				7.5	5.6	$37.37	$322	5.0	$30.31	$250

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2014, substantially all stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 4.4 years.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2014	2013	2012	2011	2010	2009	2008	Total
Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2014	$6	$1	$1	$1	$-	N/A	N/A	$9
Year ended December 31, 2013	N/A	$5	$2	$1	$1	$-	N/A	$9
Year ended December 31, 2012	N/A	N/A	$4	$2	$2	$2	$-	$10

Fair value per unit
At grant date ($)	$11.09	$8.52	$7.74	$7.83	$6.55	$6.30	$6.22	N/A

Fair value of awards vested during the year
Year ended December 31, 2014	$-	$2	$2	$3	$2	N/A	N/A	$9
Year ended December 31, 2013	N/A	$-	$2	$3	$2	$4	N/A	$11
Year ended December 31, 2012	N/A	N/A	$-	$2	$2	$4	$3	$11

Nonvested awards at December 31, 2014
Unrecognized compensation cost	$4	$2	$1	$-	$-	N/A	N/A	$7
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A	N/A	N/A

Assumptions
Grant price ($)	$58.74	$47.47	$38.35	$34.47	$27.38	$21.07	$24.25	N/A
Expected stock price volatility (2)	23%	23%	26%	26%	28%	39%	27%	N/A
Expected term (years) (3)	5.4	5.4	5.4	5.3	5.4	5.3	5.3	N/A
Risk-free interest rate (4)	1.51%	1.41%	1.33%	2.53%	2.44%	1.97%	3.58%	N/A
Dividend rate ($) (5)	$1.00	$0.86	$0.75	$0.65	$0.54	$0.51	$0.46	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

The following table provides information related to stock options exercised for the years ended December 31, 2014, 2013 and 2012:

In millions	Year ended December 31,	2014	2013	2012
Total intrinsic value		$50	$45	$167
Cash received upon exercise of options		25	28	102
Related excess tax benefit realized		5	3	16

Stock price volatility
Compensation cost for the Company’s cash settled Share Units Plan is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the cash settled VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2014 would have increased stock-based compensation expense by $2 million, whereas a $1 decrease in the price would have reduced it by $3 million.

Canadian National Railway Company

Notes to Consolidated Financial Statements

15 – Accumulated other comprehensive loss
In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2011	$(574)	$(2,750)	$8	$(3,316)		$477		$(2,839)
Other comprehensive income (loss)
before reclassifications:
Unrealized foreign exchange loss on
translation of net investment in
foreign operations	(128)			(128)		2		(126)
Unrealized foreign exchange gain on
translation of US dollar-
denominated long-term debt
designated as a hedge of the net
investment in U.S. subsidiaries	123			123		(19)		104
Actuarial loss arising during year		(660)		(660)		176		(484)
Prior service costs from plan
amendment arising during year		(6)		(6)		2		(4)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		119		119	(1)	(32)	(2)	87
Amortization of prior service cost		7		7	(1)	(2)	(2)	5
Other comprehensive income (loss)	(5)	(540)	-	(545)		127		(418)
Balance at December 31, 2012	$(579)	$(3,290)	$8	$(3,861)		$604		$(3,257)
Other comprehensive income (loss)
before reclassifications:
Unrealized foreign exchange gain on
translation of net investment in
foreign operations	440			440		7		447
Unrealized foreign exchange loss on
translation of US dollar-
denominated long-term debt
designated as a hedge of the net
investment in U.S. subsidiaries	(394)			(394)		52		(342)
Actuarial gain arising during year		1,544		1,544		(412)		1,132
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		226		226	(1)	(60)	(2)	166
Amortization of prior service cost		5		5	(1)	(1)	(2)	4
Other comprehensive income (loss)	46	1,775	-	1,821		(414)		1,407
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)		$190		$(1,850)

(1)					Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)					Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments		Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8		$(2,040)		$190		$(1,850)
Other comprehensive income (loss)
before reclassifications:
Unrealized foreign exchange gain on
translation of net investment in
foreign operations	644				644		4		648
Unrealized foreign exchange loss on
translation of US dollar-
denominated long-term debt
designated as a hedge of the net
investment in U.S. subsidiaries	(569)				(569)		73		(496)
Actuarial loss arising during year		(1,117)			(1,117)		300		(817)
Prior service costs from plan
amendment arising during year		(4)			(4)		1		(3)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		120			120	(1)	(32)	(2)	88
Amortization of prior service cost		6			6	(1)	(2)	(2)	4
Amortization of gain on treasury lock			(1)	(3)	(1)		-		(1)
Other comprehensive income (loss)	75	(995)	(1)		(921)		344		(577)
Balance at December 31, 2014	$(458)	$(2,510)	$7		$(2,961)		$534		$(2,427)

(1)						Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)						Included in Income tax expense on the Consolidated Statement of Income.
(3)						Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Consolidated Financial Statements

16 – Major commitments and contingencies
Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2014, the Company’s commitments under these operating and capital leases were $712 million and $815 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions		Operating	Capital
2015		$155	$107
2016		116	343
2017		94	164
2018		77	15
2019		56	15
2020 and thereafter		214	171
Total		$712	815
Less:	Imputed interest on capital leases at rates ranging from approximately 0.7% to 8.5%		145
Present value of minimum lease payments included in debt (Note 10)			$670

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $25 million and generally extend over five years.
Rent expense for all operating leases was $201 million, $179 million and $162 million for the years ended December 31, 2014, 2013 and 2012, respectively. Contingent rentals and sublease rentals were not significant.

Commitments
As at December 31, 2014, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,054 million ($482 million as at December 31, 2013). The Company also has estimated remaining commitments of approximately $522 million (US$450 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by December 31, 2015.
In addition, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $65 million (US$56 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2014, the Company recorded a $2 million decrease to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims.

Canadian National Railway Company

Notes to Consolidated Financial Statements

As at December 31, 2014, 2013 and 2012, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2014	2013	2012
Beginning of year	$210	$209	$199
Accruals and other	28	38	55
Payments	(35)	(37)	(45)
End of year	$203	$210	$209
Current portion - End of year	$28	$31	$39

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.
In 2014, the Company recorded a $20 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2014 external actuarial study. In previous years, external actuarial studies have supported a net decrease of $11 million and a net increase of $1 million to the Company’s provision for U.S. personal injury and other claims in 2013 and 2012, respectively. The decrease of $11 million from the 2013 actuarial valuation was mainly attributable to non-occupational disease claims, third-party claims and occupational disease claims, reflecting a decrease in the Company’s estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment mitigation of claims; and lower settlements of existing claims.
  As at December 31, 2014, 2013 and 2012, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2014	2013	2012
Beginning of year	$106	$105	$111
Accruals and other	2	18	31
Payments	(22)	(24)	(34)
Foreign exchange	9	7	(3)
End of year	$95	$106	$105
Current portion - End of year	$20	$14	$43

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2014, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position.

Canadian National Railway Company

Notes to Consolidated Financial Statements

However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 255 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at December 31, 2014, 2013 and 2012, the Company’s provision for specific environmental sites was as follows:

In millions	2014	2013	2012
Beginning of year	$119	$123	$152
Accruals and other	11	12	(4)
Payments	(19)	(18)	(24)
Foreign exchange	3	2	(1)
End of year	$114	$119	$123
Current portion - End of year	$45	$41	$31

The Company anticipates that the majority of the liability at December 31, 2014 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Canadian National Railway Company

Notes to Consolidated Financial Statements

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
(a)	the lack of specific technical information available with respect to many sites;
(b)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(c)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(d)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $20 million in 2014, $18 million in 2013 and $16 million in 2012. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $19 million in 2014, $10 million in 2013 and $13 million in 2012.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Guarantees
(a) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2015 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2014, the maximum exposure in respect of these guarantees was $194 million. There are no recourse provisions to recover any amounts from third parties.

Canadian National Railway Company

Notes to Consolidated Financial Statements

(b) Other guarantees
As at December 31, 2014, the Company, including certain of its subsidiaries, had granted $487 million of irrevocable standby letters of credit and $106 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2014, the maximum potential liability under these guarantee instruments was $593 million, of which $525 million related to workers’ compensation and other employee benefit liabilities and $68 million related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The majority of the guarantee instruments mature at various dates between 2015 and 2016.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized. The Company had not recorded a liability as at December 31, 2014 with respect to its guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under its guarantee instruments.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
•	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
•	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
•	contracts for the sale of assets;
•	contracts for the acquisition of services;
•	financing agreements;
•	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
•	transfer agent and registrar agreements in respect of the Company’s securities;
•
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

•	pension transfer agreements;
•	master agreements with financial institutions governing derivative transactions;
•
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

•	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Canadian National Railway Company

Notes to Consolidated Financial Statements

17 – Financial instruments
Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies affect the Company’s revenues and expenses.
To manage foreign currency risk, the Company:
•
designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar; and

•	enters into foreign exchange contracts as part of its cash management strategy.

As at December 31, 2014, the Company had outstanding foreign exchange forward contracts with a notional value of US$350 million (US$325 million as at December 31, 2013). Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the year ended December 31, 2014, the Company recorded a gain of $9 million ($6 million in 2013), before tax, related to the fair value of the foreign exchange forward contracts.
As at December 31, 2014 and 2013, the Company did not have any other significant derivative financial instruments outstanding.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company:
•	manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile; and
•	in anticipation of future debt issuances, may enter into forward rate agreements.

As at December 31, 2014, Accumulated other comprehensive loss included an unamortized gain of $7 million, $5 million after-tax ($8 million, $6 million after-tax as at December 31, 2013) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.

Fair value of financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:  Quoted prices for identical instruments in active markets.
Level 2:  Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:  Significant inputs to the valuation model are unobservable.

Canadian National Railway Company

Notes to Consolidated Financial Statements

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

Intangible and other assets
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

Debt
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table provides the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2014 and December 31, 2013 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments (Note 8)	$58	$183	$57	$164
Financial liabilities
Total debt (Note 10)	$8,409	$9,767	$7,840	$8,683

Canadian National Railway Company

Notes to Consolidated Financial Statements

18 – Segmented information
The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.
The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 95% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.
The regions also demonstrate common characteristics in each of the following areas:
(a)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
(b)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
(c)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;
(d)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2014, 2013, and 2012, no major customer accounted for more than 10% of total revenues and the largest rail freight customer represented approximately 2% of total rail freight revenues.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2014	2013	2012
Revenues
Canada		$8,108	$7,149	$6,770
U.S.		4,026	3,426	3,150
Total revenues		$12,134	$10,575	$9,920

In millions	Year ended December 31,	2014	2013	2012
Net income
Canada		$2,249	$1,762	$1,972
U.S.		918	850	708
Total net income		$3,167	$2,612	$2,680

In millions	December 31,	2014	2013
Properties
Canada		$15,798	$15,056
U.S.		12,716	11,171
Total properties		$28,514	$26,227

Canadian National Railway Company

Selected Railroad Statistics

Year ended December 31,	2014	2013	2012

Financial measures
Key financial performance indicators
Total revenues ($ millions)	12,134	10,575	9,920
Rail freight revenues ($ millions) (1)	11,455	9,951	9,306
Operating income ($ millions)	4,624	3,873	3,685
Adjusted diluted earnings per share ($) (2)	3.76	3.06	2.81
Free cash flow ($ millions) (3)	2,220	1,623	1,661
Gross property additions ($ millions)	2,297	2,017	1,825
Share repurchases ($ millions)	1,505	1,400	1,400
Dividend per share ($)	1.00	0.86	0.75

Financial position
Total assets ($ millions)	31,792	30,163	26,659
Total liabilities ($ millions)	18,322	17,210	15,641
Shareholders' equity ($ millions)	13,470	12,953	11,018

Financial ratios
Operating ratio (%)	61.9	63.4	62.9
Adjusted debt-to-total capitalization ratio (%) (4)	40.1	39.4	40.4
Adjusted debt-to-adjusted EBITDA (times) (4)	1.58	1.72	1.61

Operational measures (5)
Statistical operating data
Gross ton miles (GTM) (millions)	448,765	401,390	383,754
Revenue ton miles (RTM) (millions)	232,138	210,133	201,496
Carloads (thousands)	5,625	5,190	5,059
Route miles (includes Canada and the U.S.)	19,600	20,000	20,100
Employees (end of year)	25,530	23,721	23,430
Employees (average for the year)	24,635	23,705	23,466

Key operating measures
Rail freight revenue per RTM (cents) (1)	4.93	4.74	4.62
Rail freight revenue per carload ($) (1)	2,036	1,917	1,839
GTMs per average number of employees (thousands)	18,217	16,933	16,354
Operating expenses per GTM (cents)	1.67	1.67	1.62
Labor and fringe benefits expense per GTM (cents)	0.52	0.54	0.51
Diesel fuel consumed (US gallons in millions)	440.5	403.7	388.7
Average fuel price ($ per US gallon)	3.72	3.55	3.47
GTMs per US gallon of fuel consumed	1,019	994	987
Terminal dwell (hours)	16.9	15.8	15.6
Train velocity (miles per hour)	25.7	26.6	27.2

Safety indicators
Injury frequency rate (per 200,000 person hours) (6)	1.81	1.69	1.42
Accident rate (per million train miles) (6)	2.73	2.11	2.10

(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged. The 2013 and 2012 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2)	See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.
(3)	See the section entitled Liquidity and capital resources - Free cash flow in the MD&A for an explanation of this non-GAAP measure.
(4)	See the section entitled Liquidity and capital resources - Credit measures in the MD&A for an explanation of this non-GAAP measure.
(5)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(6)	Based on Federal Railroad Administration (FRA) reporting criteria.

Canadian National Railway Company

Management’s Discussion and Analysis

Item 4

Canadian National Railway Company

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto.

Business profile
CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2014, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 33% transborder traffic, 19% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization
The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.
See Note 18 – Segmented information to the Company’s 2014 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview
CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchase programs. With a clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, and running trains safely while minimizing environmental impact, CN aims to create value for its customers as well as its shareholders.
CN’s success is dependent on long-term economic viability and on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy.  These investments cover a wide range of areas, from track infrastructure and rolling stock, to information technology and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network, including track upgrades to accommodate higher volumes and long sidings that allow for longer trains. The acquisition of new locomotives and cars generate several key benefits. New motive power increases fuel productivity and efficiency, and improves the reliability of service. Units equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted car acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN’s strategic investments in

Canadian National Railway Company

Management’s Discussion and Analysis

information technology provide access to timely and accurate information which supports CN’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety and employee engagement.

Balancing “Operational and Service Excellence”
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company’s focus is the pursuit of Operational and Service Excellence: striving to operate safely and efficiently while providing a high level of service to customers.
For many years, CN has operated with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN’s Precision Railroading model, which focuses on improving every process that affects delivery of customers’ goods. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. CN’s drive to execute flawlessly is a key factor for the Company to grow the top line at low incremental cost. The Company’s continuous search for efficiency is best captured in its performance according to key operating metrics such as car velocity, train speed and locomotive productivity. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN’s earnings growth and return on invested capital.
CN understands the importance of balancing its drive for productivity with efforts to enhance customer service. The Company’s efforts to deliver Operational and Service Excellence are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance, encouraging all supply-chain players to move away from a silo mentality to daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply Chain Collaboration Agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain.
The Company is strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by striving to improve the entire range of customer touch points, including first-mile/last-mile activities. The Company’s major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level, supported by iAdvise, an information tool that is improving the reliability and consistency of shipment information.
CN’s broad-based service innovations benefit customers and support the Company’s goal to grow the business faster than the overall economy. CN understands the importance of being the best operator in the business, and being the best service innovator as well.

Delivering safely and responsibly
CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN’s operations. The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.
CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN’s structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes face-to-face meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN’s involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.

Canadian National Railway Company

Management’s Discussion and Analysis

CN has been deepening its commitment to a sustainable operation for many years, and has made sustainability an integral part of its business strategy. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment. The Company’s environmental activities include monitoring CN’s environmental performance in Canada and the U.S. (ensuring compliance), identifying environmental issues inside the Company, and managing them in accordance with CN’s Environmental Policy. The Environmental policy is overseen by the Environment, Safety and Security Committee of the Board of Directors, and all employees must demonstrate commitment to it at all times. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.
The CN Environmental Policy, the Company’s CDP (“Carbon Disclosure Project”) Report, the Corporate Citizenship Report “Delivering Responsibly” and the Company’s Corporate Governance Manual, which outlines the role and responsibility of the Environment, Safety and Security Committee of the Board of Directors, are available on CN’s website.

Building a solid team of railroaders
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is addressing changes in employee demographics that will span multiple years, with the workforce undergoing a major renewal. This is why the Company is focused on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all employees to grow and develop. As part of its strategy to build a solid team of railroaders, the Company invested in two new state-of-the-art training facilities in 2014, aimed at preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has also been improved to meet the learning needs of CN’s railroaders – both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool, and are tightly integrated with the Company’s business strategy. Progress made in developing current and future leaders through the Company’s leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors.

Canadian National Railway Company

Management’s Discussion and Analysis

2014 Highlights
•
The Company generated the highest volumes and earnings in its history and CN’s growth continued to outpace that of the overall economy, mainly attributable to a record 2013/2014 Canadian grain crop, strong energy markets and new intermodal business.

•	The Company repurchased 22.4 million shares during the year, returning over $1.5 billion to its shareholders.
•	The Company paid quarterly dividends of $0.2500 per share amounting to $818 million.
•
CN spent $2.3 billion in its capital program, with $1.25 billion targeted at maintaining the safety and integrity of the network, particularly track infrastructure; $375 million for equipment capital expenditures, including 60 new high-horsepower locomotives, and $675 million on initiatives to support growth and drive productivity.

•	The Company’s sustainability practices earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the Dow Jones Sustainability World Index.
•	CN was awarded with a position on The A List: The CDP Climate Performance Leadership Index 2014 for its actions to reduce carbon emissions and mitigate the business risks of climate change.
•
CN opened two new state-of-the-art training facilities, one located in Winnipeg, Manitoba, in April 2014, the other located in suburban Chicago, Illinois, in July 2014, as part of a new revitalized company-wide training program.

Growth opportunities and assumptions
In 2014, the Company benefited from an increase in North American industrial production, U.S. housing starts and U.S. automotive sales.
In 2015, the Company sees opportunities for growth in energy-related commodities, particularly crude oil and frac sand; intermodal traffic; as well as commodities tied to U.S. housing construction and automotive sales. The Company expects North American industrial production to increase in the range of three to four percent as well as continued improvements in U.S. housing starts and U.S. automotive sales. The 2014/2015 Canadian grain crop represented a significant reduction toward the historical trend line while the U.S. grain crop was above trend. The Company assumes that the 2015/2016 grain crops in both Canada and the U.S. will be in line with trend yields.

Value creation in 2015
•
CN plans to invest approximately $2.6 billion in its 2015 capital program, of which over $1.3 billion is targeted toward track infrastructure, $500 million on equipment capital expenditures, including adding 90 new high-horsepower locomotives, and $800 million on initiatives to support growth and drive productivity.

•	The Company’s Board of Directors approved an increase of 25% to the quarterly dividend to common shareholders, from $0.2500 per share in 2014 to $0.3125 per share in 2015.
•	The Company’s Board of Directors approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the sections of this MD&A entitled Forward-looking statements and Strategy overview - Growth opportunities and assumptions for assumptions and risk factors.

Canadian National Railway Company

Management’s Discussion and Analysis

Forward-looking statements
Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below. See also the section of this MD&A entitled Strategy overview - Growth opportunities and assumptions.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company’s ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook
During the year, the Company issued and updated its 2014 financial outlook. The 2014 actual results were in line with the Company’s last 2014 financial outlook that was issued on October 21, 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial highlights
				Change
				Favorable/(Unfavorable)
In millions, except percentages and per share data	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Revenues	$12,134	$10,575	$9,920	15%	7%
Operating income	$4,624	$3,873	$3,685	19%	5%
Net income	$3,167	$2,612	$2,680	21%	(3%)
Adjusted net income (1)	$3,095	$2,582	$2,456	20%	5%

Basic earnings per share	$3.86	$3.10	$3.08	25%	1%
Adjusted basic earnings per share (1)	$3.77	$3.07	$2.82	23%	9%

Diluted earnings per share	$3.85	$3.09	$3.06	25%	1%
Adjusted diluted earnings per share (1)	$3.76	$3.06	$2.81	23%	9%

Dividends declared per share	$1.00	$0.86	$0.75	16%	15%

Total assets	$31,792	$30,163	$26,659	5%	13%
Total long-term liabilities	$16,121	$14,712	$13,438	(10%)	(9%)

Operating ratio	61.9%	63.4%	62.9%	1.5-pts	(0.5)-pts

Free cash flow (2)	$2,220	$1,623	$1,661	37%	(2%)

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(2)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

2014 compared to 2013
In 2014, net income was $3,167 million, an increase of $555 million, or 21%, when compared to 2013, with diluted earnings per share rising 25% to $3.85. The $555 million increase was mainly due to an increase in Operating income, net of related income taxes.
Operating income for the year ended December 31, 2014 increased by $751 million, or 19%, to $4,624 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.9% in 2014, compared to 63.4% in 2013, a 1.5-point improvement.

Revenues for the year ended December 31, 2014 increased by $1,559 million or 15%, to $12,134 million, mainly attributable to:
•	higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, as well as new intermodal and automotive business;
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and
•	freight rate increases.

Operating expenses for the year ended December 31, 2014 increased by $808 million, or 12%, to $7,510 million, mainly due to:
•	the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses;
•	increased purchased services and material expense;
•	higher fuel costs; and
•	increased labor and fringe benefits expense.

Canadian National Railway Company

Management’s Discussion and Analysis

Adjusted performance measures
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2014 Annual Consolidated Financial Statements, Notes thereto and this MD&A.
For the year ended December 31, 2014, the Company reported adjusted net income of $3,095 million, or $3.76 per diluted share. The adjusted figures for the year ended December 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).
For the year ended December 31, 2013, the Company reported adjusted net income of $2,582 million, or $3.06 per diluted share. The adjusted figures for the year ended December 31, 2013 exclude a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”) of $40 million, or $36 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a $24 million ($0.03 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates.
For the year ended December 31, 2012, the Company reported adjusted net income of $2,456 million, or $2.81 per diluted share. The adjusted figures for the year ended December 31, 2012 exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.29 per basic share or $0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.
The following table provides a reconciliation of net income and earnings per share, as reported for the years ended December 31, 2014, 2013 and 2012, to the adjusted performance measures presented herein.

In millions, except per share data	Year ended December 31,	2014	2013	2012
	Net income as reported	$3,167	$2,612	$2,680
Adjustments:
	Other income	(80)	(69)	(281)
	Income tax expense	8	39	57
	Adjusted net income	$3,095	$2,582	$2,456
	Basic earnings per share as reported	$3.86	$3.10	$3.08
Impact of adjustments, per share		(0.09)	(0.03)	(0.26)
	Adjusted basic earnings per share	$3.77	$3.07	$2.82
	Diluted earnings per share as reported	$3.85	$3.09	$3.06
Impact of adjustments, per share		(0.09)	(0.03)	(0.25)
	Adjusted diluted earnings per share	$3.76	$3.06	$2.81

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.10 and $1.03 per US$1.00, for the years ended December 31, 2014 and 2013, respectively.
On a constant currency basis, the Company’s net income for the year ended December 31, 2014 would have been lower by $121 million, or $0.15 per diluted share.

Canadian National Railway Company

Management’s Discussion and Analysis

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2014	2013	% Change	% Change at constant currency

Rail freight revenues		$11,455	$9,951	15%	11%
Other revenues		679	624	9%	4%
Total revenues		$12,134	$10,575	15%	10%
Rail freight revenues
Petroleum and chemicals		$2,354	$1,952	21%	15%
Metals and minerals		1,484	1,240	20%	14%
Forest products		1,523	1,424	7%	2%
Coal		740	713	4%	-
Grain and fertilizers		1,986	1,638	21%	17%
Intermodal		2,748	2,429	13%	11%
Automotive		620	555	12%	6%
Total rail freight revenues		$11,455	$9,951	15%	11%
Revenue ton miles (RTM) (millions)		232,138	210,133	10%	10%
Rail freight revenue/RTM (cents)		4.93	4.74	4%	-
Carloads (thousands)		5,625	5,190	8%	8%
Rail freight revenue/carload (dollars)		2,036	1,917	6%	2%

In order to better represent rail freight and related revenues within the commodity groups and maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation as discussed herein. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged.
Revenues for the year ended December 31, 2014 totaled $12,134 million compared to $10,575 million in 2013. The increase of $1,559 million, or 15%, was mainly attributable to higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal and automotive business; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and freight rate increases. Fuel surcharge revenues increased by $72 million in 2014, due to higher freight volumes partly offset by lower fuel surcharge rates.
In 2014, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 10% relative to 2013.
Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% when compared to 2013, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Petroleum and chemicals
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$2,354	$1,952	21%	15%
RTMs (millions)		53,169	44,634	19%	19%
Revenue/RTM (cents)		4.43	4.37	1%	(3%)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

Canadian National Railway Company

Management’s Discussion and Analysis

For the year ended December 31, 2014, revenues for this commodity group increased by $402 million, or 21%, when compared to 2013. The increase was mainly due to higher crude oil and natural gas liquid shipments, the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher fuel surcharge revenues due to higher freight volumes partly offset by a lower fuel surcharge rate. These factors were partly offset by lower volumes of chlorine and sulfur.
Revenue per revenue ton mile increased by 1% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Percentage of 2014 revenues
Chemicals and plastics	38%
Crude and condensate	32%
Refined petroleum products	25%
Sulfur	5%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	655	611	594

Metals and minerals
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$1,484	$1,240	20%	14%
RTMs (millions)		24,686	21,342	16%	16%
Revenue/RTM (cents)		6.01	5.81	3%	(2%)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.
For the year ended December 31, 2014, revenues for this commodity group increased by $244 million, or 20%, when compared to 2013. The increase was mainly due to higher volumes of frac sand, increased shipments of semi-finished steel products, the positive translation impact of a weaker Canadian dollar, and freight rate increases.
Revenue per revenue ton mile increased by 3% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Percentage of 2014 revenues
Metals	29%
Energy materials	29%
Minerals	25%
Iron ore	17%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	1,063	1,048	1,024

Forest products
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$1,523	$1,424	7%	2%
RTMs (millions)		29,070	29,630	(2%)	(2%)
Revenue/RTM (cents)		5.24	4.81	9%	4%

Canadian National Railway Company

Management’s Discussion and Analysis

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S.
For the year ended December 31, 2014, revenues for this commodity group increased by $99 million, or 7%, when compared to 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher volumes of lumber and panels to U.S. markets. These factors were partly offset by decreased shipments of lumber and wood pulp to offshore markets and lower fuel surcharge revenues due to lower freight volumes.
Revenue per revenue ton mile increased by 9% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Percentage of 2014 revenues
Pulp and paper	52%
Lumber and panels	48%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	433	446	445

Coal
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$740	$713	4%	-
RTMs (millions)		21,147	22,315	(5%)	(5%)
Revenue/RTM (cents)		3.50	3.20	9%	5%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert.
For the year ended December 31, 2014, revenues for this commodity group increased by $27 million, or 4%, when compared to 2013. The increase was mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by lower volumes. Decreased shipments of metallurgical coal, thermal coal, and petroleum coke through west coast ports were partly offset by increased shipments of thermal coal to U.S. utilities and for export through the Gulf.
Revenue per revenue ton mile increased by 9% in 2014, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and a significant decrease in the average length of haul.

Percentage of 2014 revenues
Coal	87%
Petroleum coke	13%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	519	416	435

Canadian National Railway Company

Management’s Discussion and Analysis

Grain and fertilizers
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$1,986	$1,638	21%	17%
RTMs (millions)		51,326	43,180	19%	19%
Revenue/RTM (cents)		3.87	3.79	2%	(1%)

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.
For the year ended December 31, 2014, revenues for this commodity group increased by $348 million, or 21%, when compared to 2013. The increase was mainly due to higher volumes of Canadian wheat and canola due to a record 2013/2014 Canadian grain crop, as well as increased shipments of corn and soybeans for export due to higher crop yields in the U.S.; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes of fertilizers.
Revenue per revenue ton mile increased by 2% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Percentage of 2014 revenues
Oilseeds	31%
Food grains	28%
Feed grains	23%
Fertilizers	18%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	640	572	597

Intermodal
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$2,748	$2,429	13%	11%
RTMs (millions)		49,581	46,291	7%	7%
Revenue/RTM (cents)		5.54	5.25	6%	3%

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.
For the year ended December 31, 2014, revenues for this commodity group increased by $319 million, or 13%, when compared to 2013. The increase was mainly due to new business and higher shipments through the ports of Vancouver and Montreal, and increased volumes through the Port of Prince Rupert; the positive translation impact of a weaker Canadian dollar; higher fuel surcharge revenues due to increased freight volumes; and freight rate increases. These increases were partly offset by reduced domestic volumes serving wholesale channels.

Canadian National Railway Company

Management’s Discussion and Analysis

  Revenue per revenue ton mile increased by 6% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Percentage of 2014 revenues
International	62%
Domestic	38%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	2,086	1,875	1,742

Automotive
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$620	$555	12%	6%
RTMs (millions)		3,159	2,741	15%	15%
Revenue/RTM (cents)		19.63	20.25	(3%)	(8%)

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America.
For the year ended December 31, 2014, revenues for this commodity group increased by $65 million, or 12%, when compared to 2013. The increase was mainly due to higher volumes of domestic finished vehicle traffic as a result of new business and the positive translation impact of a weaker Canadian dollar.
Revenue per revenue ton mile decreased by 3% in 2014, mainly due to a significant increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar.

Percentage of 2014 revenues
Finished vehicles	91%
Auto parts	9%

Year ended December 31,	2014	2013	2012
Carloads (thousands)	229	222	222

Other revenues
	Year ended December 31,	2014	2013	% Change	% Change at constant currency
Revenues (millions)		$679	$624	9%	4%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.
For the year ended December 31, 2014, Other revenues increased by $55 million, or 9%, when compared to 2013, mainly due to the positive translation impact of a weaker Canadian dollar, higher revenues from vessels and docks, as well as international freight forwarding.

Percentage of 2014 revenues
Vessels and docks	50%
Other non-rail services	39%
Other revenues	11%

Canadian National Railway Company

Management’s Discussion and Analysis

Operating expenses
Operating expenses for the year ended December 31, 2014 amounted to $7,510 million compared to $6,702 million in 2013. The increase of $808 million, or 12%, in 2014 was mainly due to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense, higher fuel costs, as well as increased labor and fringe benefits expense.

				% Change	% Change at constant currency	Percentage of revenues
In millions	Year ended December 31,	2014	2013			2014	2013
Labor and fringe benefits		$2,319	$2,182	(6%)	(4%)	19.1%	20.6%
Purchased services and material		1,598	1,351	(18%)	(15%)	13.2%	12.8%
Fuel		1,846	1,619	(14%)	(7%)	15.2%	15.3%
Depreciation and amortization		1,050	980	(7%)	(5%)	8.7%	9.3%
Equipment rents		329	275	(20%)	(13%)	2.7%	2.6%
Casualty and other		368	295	(25%)	(20%)	3.0%	2.8%
Total operating expenses		$7,510	$6,702	(12%)	(8%)	61.9%	63.4%

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.
Labor and fringe benefits expense increased by $137 million, or 6%, in 2014 when compared to 2013. The increase was primarily a result of higher headcount to accommodate volume growth, general wage increases, the negative translation impact of the weaker Canadian dollar, as well as higher stock-based compensation expense. The increase was partly offset by a decrease in pension expense and the impact of improved labor productivity.

Purchased services and material
Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.
Purchased services and material expense increased by $247 million, or 18%, in 2014 when compared to 2013. The increase was mainly due to weather-related conditions in the first quarter of 2014 that impacted materials, utilities, and maintenance costs for rolling stock; the negative translation impact of the weaker Canadian dollar; as well as increased freight volumes that resulted in higher costs for materials and third-party non-rail transportation carriers.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
Fuel expense increased by $227 million, or 14%, in 2014 when compared to 2013. The increase was due to higher freight volumes and the negative translation impact of the weaker Canadian dollar, partly offset by increased fuel productivity and a lower US dollar average price for fuel.

Depreciation and amortization
Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
Depreciation and amortization expense increased by $70 million, or 7%, in 2014 when compared to 2013. The increase was mainly due to net capital additions, the negative translation impact of the weaker Canadian dollar, as well as the change in composite depreciation rates resulting from the 2013 depreciation study on certain U.S. track and roadway properties, partly offset by some asset impairments in 2013.

Canadian National Railway Company

Management’s Discussion and Analysis

Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.
Equipment rents expense increased by $54 million, or 20%, in 2014 when compared to 2013. The increase was primarily due to increased car hire expense due to higher volumes, the negative translation impact of the weaker Canadian dollar and higher costs for the use of equipment from other railroads, partly offset by increased car hire income.

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.
Casualty and other expense increased by $73 million, or 25%, in 2014 when compared to 2013. The increase was mainly due to higher accident-related costs, increased property taxes and the negative impact of the weaker Canadian dollar, partly offset by lower workers’ compensation expenses.

Other income and expenses
Interest expense
In 2014, interest expense was $371 million compared to $357 million in 2013. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense partly offset by lower interest expense on capital lease obligations.

Other income
In 2014, the Company recorded other income of $107 million compared to $73 million in 2013. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million. Included in Other income for 2013 was a gain on the exchange of easements of $29 million and a gain on disposal of the Lakeshore West of $40 million.

Income tax expense
The Company recorded income tax expense of $1,193 million for the year ended December 31, 2014, compared to $977 million in 2013.
Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.
Included in the 2013 figures was a net income tax recovery of $7 million consisting of a $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates; a $15 million income tax recovery resulting from the recognition of U.S. state income tax losses; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes.
The effective tax rate for 2014 was 27.4% compared to 27.2% in 2013. Excluding the net income tax recoveries of $18 million and $7 million in 2014 and 2013, respectively, the effective tax rate for 2014 was 27.8% compared to 27.4% in 2013.

Canadian National Railway Company

Management’s Discussion and Analysis

2013 compared to 2012
In 2013, net income was $2,612 million, a decrease of $68 million, or 3%, when compared to 2012, with diluted earnings per share rising 1% to $3.09. The $68 million decrease was mainly due to a reduction in Other income resulting from lower gains on disposal of rail assets that was partly offset by an increase in Operating income.
Included in the 2013 figures was a gain on the exchange of easements of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of the Lakeshore West of $40 million, or $36 million after-tax ($0.04 per diluted share). The 2013 figures also included a $24 million ($0.03 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates. Included in the 2012 figures was a gain on disposal of the Bala-Oakville of $281 million, or $252 million after-tax ($0.28 per diluted share) and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.
Operating income for the year ended December 31, 2013 increased by $188 million, or 5%, to $3,873 million. The operating ratio was 63.4% in 2013, compared to 62.9% in 2012, a 0.5-point deterioration.

Revenues for the year ended December 31, 2013 increased by $655 million, or 7%, to $10,575 million, mainly attributable to:
•	freight rate increases;
•	higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy;
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and
•	higher fuel surcharge revenues, mainly as a result of higher freight volumes.

Operating expenses for the year ended December 31, 2013 increased by $467 million, or 7%, to $6,702 million, mainly due to:
•	higher labor and fringe benefits expense;
•	the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses; and
•	increased purchased services and material expense, in part due to weather-related conditions;
•	partly offset by lower casualty and other expense.

On a constant currency basis, the Company’s net income for the year ended December 31, 2013 would have been lower by $37 million, or $0.04 per diluted share.

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Rail freight revenues		$9,951	$9,306	7%	5%
Other revenues		624	614	2%	-
Total revenues		$10,575	$9,920	7%	5%

Rail freight revenues
Petroleum and chemicals		$1,952	$1,655	18%	16%
Metals and minerals		1,240	1,159	7%	5%
Forest products		1,424	1,341	6%	4%
Coal		713	731	(2%)	(4%)
Grain and fertilizers		1,638	1,613	2%	-
Intermodal		2,429	2,261	7%	7%
Automotive		555	546	2%	-
Total rail freight revenues		$9,951	$9,306	7%	5%

Revenue ton miles (RTM) (millions)		210,133	201,496	4%	4%
Rail freight revenue/RTM (cents)		4.74	4.62	3%	1%
Carloads (thousands)		5,190	5,059	3%	3%
Rail freight revenue/carload (dollars)		1,917	1,839	4%	3%

Canadian National Railway Company

Management’s Discussion and Analysis

In order to better represent rail freight and related revenues within the commodity groups and maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2013 and 2012 figures have been reclassified in order to be consistent with the 2014 presentation as discussed herein. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged.
Revenues for the year ended December 31, 2013 totaled $10,575 million compared to $9,920 million in 2012. The increase of $655 million, or 7%, was mainly attributable to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. Fuel surcharge revenues increased by approximately $35 million in 2013 mainly as a result of higher freight volumes.
In 2013, RTMs, increased by 4% relative to 2012. Rail freight revenue per revenue ton mile, increased by 3% when compared to 2012, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar, partly offset by an increase in the average length of haul.

Petroleum and chemicals
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$1,952	$1,655	18%	16%
RTMs (millions)		44,634	37,449	19%	19%
Revenue/RTM (cents)		4.37	4.42	(1%)	(3%)

For the year ended December 31, 2013, revenues for this commodity group increased by $297 million, or 18%, when compared to 2012. The increase was mainly due to significantly higher crude oil shipments, and increased volumes of propane, freight rate increases, the positive translation impact of a weaker Canadian dollar, and higher fuel surcharge revenues due to longer haul volumes. These factors were partly offset by lower volumes of sulfur and reduced shipments of refined petroleum products due to a customer conversion to pipeline.
Revenue per revenue ton mile decreased by 1% in 2013, mainly due to a significant increase in the average length of haul, offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Metals and minerals
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$1,240	$1,159	7%	5%
RTMs (millions)		21,342	20,236	5%	5%
Revenue/RTM (cents)		5.81	5.73	1%	(1%)

For the year ended December 31, 2013, revenues for this commodity group increased by $81 million, or 7%, when compared to 2012. The increase was mainly due to freight rate increases, higher volumes of frac sand and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower shipments of steel products and non-ferrous ores.
Revenue per revenue ton mile increased by 1% in 2013, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul, mainly in the fourth quarter.

Forest products
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$1,424	$1,341	6%	4%
RTMs (millions)		29,630	29,674	-	-
Revenue/RTM (cents)		4.81	4.52	6%	4%

Canadian National Railway Company

Management’s Discussion and Analysis

For the year ended December 31, 2013, revenues for this commodity group increased by $83 million, or 6%, when compared to 2012. The increase was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and increased shipments of lumber and panels to the U.S. due to an improvement in the housing market. These factors were partly offset by a decrease in shipments of wood pulp, in part due to a mill closure in western Canada.
Revenue per revenue ton mile increased by 6% in 2013 mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Coal
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$713	$731	(2%)	(4%)
RTMs (millions)		22,315	23,570	(5%)	(5%)
Revenue/RTM (cents)		3.20	3.10	3%	2%

For the year ended December 31, 2013, revenues for this commodity group decreased by $18 million, or 2%, when compared to 2012. The decrease was mainly due to lower volumes of export thermal coal through west coast ports and reduced shipments of domestic thermal coal to U.S. utilities. These factors were partly offset by higher shipments of export metallurgical coal through west coast ports; freight rate increases; and the positive translation impact of a weaker Canadian dollar.
Revenue per revenue ton mile increased by 3% in 2013, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Grain and fertilizers
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$1,638	$1,613	2%	-
RTMs (millions)		43,180	45,417	(5%)	(5%)
Revenue/RTM (cents)		3.79	3.55	7%	5%

For the year ended December 31, 2013, revenues for this commodity group increased by $25 million, or 2%, when compared to 2012. The increase was mainly due to freight rate increases, greater volumes of potash for offshore export and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower shipments of canola and Canadian wheat, mainly for export, and lower volumes of barley.
Revenue per revenue ton mile increased by 7% in 2013, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Intermodal
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$2,429	$2,261	7%	7%
RTMs (millions)		46,291	42,396	9%	9%
Revenue/RTM (cents)		5.25	5.33	(2%)	(2%)

For the year ended December 31, 2013, revenues for this commodity group increased by $168 million, or 7%, when compared to 2012. The increase was mainly due to higher shipments through the Port of Vancouver, in part as a result of new business, and increased volumes of domestic intermodal; higher fuel surcharge revenues due to increased freight volumes; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes through the Port of Prince Rupert.
Revenue per revenue ton mile decreased by 2% in 2013, mainly due to an increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Canadian National Railway Company

Management’s Discussion and Analysis

Automotive
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$555	$546	2%	-
RTMs (millions)		2,741	2,754	-	-
Revenue/RTM (cents)		20.25	19.83	2%	-

For the year ended December 31, 2013, revenues for this commodity group increased by $9 million, or 2%, when compared to 2012. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases. These factors were partly offset by a non-recurring movement of military equipment in 2012.
Revenue per revenue ton mile increased by 2% in 2013, mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and a decrease in the average length of haul.

Other revenues
	Year ended December 31,	2013	2012	% Change	% Change at constant currency
Revenues (millions)		$624	$614	2%	-

In 2013, Other revenues amounted to $624 million, an increase of $10 million, or 2%, when compared to 2012, mainly due to higher revenues from vessels and docks, partly offset by lower revenues from transportation management services.

Operating expenses
Operating expenses for the year ended December 31, 2013 amounted to $6,702 million, compared to $6,235 million in 2012. The increase of $467 million, or 7%, in 2013 was mainly due to higher labor and fringe benefits expense; the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses; and increased purchased services and material expense, in part due to weather-related conditions. These factors were partly offset by lower casualty and other expense.

				% Change	% Change at constant currency	Percentage of revenues
In millions	Year ended December 31,	2013	2012			2013	2012
Labor and fringe benefits		$2,182	$1,952	(12%)	(11%)	20.6%	19.7%
Purchased services and material		1,351	1,248	(8%)	(7%)	12.8%	12.6%
Fuel		1,619	1,524	(6%)	(3%)	15.3%	15.4%
Depreciation and amortization		980	924	(6%)	(5%)	9.3%	9.3%
Equipment rents		275	249	(10%)	(8%)	2.6%	2.5%
Casualty and other		295	338	13%	15%	2.8%	3.4%
Total operating expenses		$6,702	$6,235	(7%)	(6%)	63.4%	62.9%

Labor and fringe benefits
Labor and fringe benefits expense increased by $230 million, or 12%, in 2013 when compared to 2012. The increase was primarily a result of increased pension expense, higher wages due to the impact of a higher workforce level as a result of volume growth and general wage increases, higher incentive compensation, as well as the negative translation impact of the weaker Canadian dollar.

Purchased services and material
Purchased services and material expense increased by $103 million, or 8%, in 2013 when compared to 2012. The increase was mainly due to weather-related conditions impacting materials, crew accommodation and utilities expenses; higher maintenance expenses for track, rolling stock and other equipment; the negative translation impact of the weaker Canadian dollar; and higher costs for third-party non-rail transportation providers.

Canadian National Railway Company

Management’s Discussion and Analysis

Fuel
Fuel expense increased by $95 million, or 6%, in 2013 when compared to 2012. The increase was primarily due to higher freight volumes and the negative translation impact of the weaker Canadian dollar. These factors were partly offset by productivity improvements.

Depreciation and amortization
Depreciation and amortization expense increased by $56 million, or 6%, in 2013 when compared to 2012. The increase was mainly due to the impact of net capital additions, some asset impairments, as well as the effect of a depreciation study on certain U.S. track and roadway properties, which were partly offset by the effect of a depreciation study on Canadian track and roadway properties.

Equipment rents
Equipment rents expense increased by $26 million, or 10%, in 2013 when compared to 2012. The increase was primarily due to higher lease costs for intermodal equipment on account of volume increases, higher net car hire expenses, and the negative translation impact of the weaker Canadian dollar.

Casualty and other
Casualty and other expense decreased by $43 million, or 13%, in 2013 when compared to 2012. The decrease was mainly due to a reduction to the liability for U.S. legal claims pursuant to an actuarial valuation, as well as overall lower legal expenses; lower environmental expenses; and lower workers’ compensation expenses; that were partly offset by the negative translation impact of the weaker Canadian dollar.

Other income and expense
Interest expense
In 2013, interest expense was $357 million compared to $342 million in 2012. The increase was mainly due to a higher level of debt and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense, partly offset by a lower weighted-average interest rate.

Other income
In 2013, the Company recorded other income of $73 million compared to $315 million in 2012. Included in Other income for 2013 was a gain on exchange of easements in the amount of $29 million and a gain on disposal of the Lakeshore West of $40 million. Included in Other income for 2012 was a gain on disposal of the Bala-Oakville of $281 million.

Income tax expense
The Company recorded income tax expense of $977 million for the year ended December 31, 2013 compared to $978 million in 2012. The 2013 figure includes a net income tax recovery of $7 million which consisted of a $15 million income tax recovery from the recognition of U.S. state income tax losses and a $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes which were partly offset by a combined $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates. Included in the 2012 figure was a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. The effective tax rate for 2013 was 27.2% compared to 26.7% in 2012.

Canadian National Railway Company

Management’s Discussion and Analysis

Summary of quarterly financial data

	2014 Quarters				2013 Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$3,207	$3,118	$3,116	$2,693	$2,745	$2,698	$2,666	$2,466
Operating income	$1,260	$1,286	$1,258	$820	$967	$1,084	$1,042	$780
Net income	$844	$853	$847	$623	$635	$705	$717	$555

Basic earnings per share	$1.04	$1.04	$1.03	$0.75	$0.76	$0.84	$0.85	$0.65
Diluted earnings per share	$1.03	$1.04	$1.03	$0.75	$0.76	$0.84	$0.84	$0.65

Dividends declared per share	$0.250	$0.250	$0.250	$0.250	$0.215	$0.215	$0.215	$0.215

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

	2014 Quarters				2013 Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First
Income tax expenses (1)	$-	$-	$-	$-	$-	$(19)	$(5)	$-
After-tax gain on disposal of property (2) (3) (4)	-	-	-	72	-	-	18	36
Impact on net income	$-	$-	$-	$72	$-	$(19)	$13	$36

Impact on basic earnings per share	$-	$-	$-	$0.09	$-	$(0.02)	$0.01	$0.04
Impact on diluted earnings per share	$-	$-	$-	$0.09	$-	$(0.02)	$0.01	$0.04

(1)	Income tax expenses resulted from the enactment of provincial corporate income tax rate changes.
(2)	The Company sold the Deux-Montagnes in the first quarter of 2014 for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.
(3)	In the second quarter of 2013, the Company entered into an exchange of easements without monetary consideration. A gain of $29 million ($18 million after-tax) was recognized in Other income.
(4)	The Company sold the Lakeshore West in the first quarter of 2013 for $52 million. A gain on disposal of $40 million ($36 million after-tax) was recognized in Other income.

Summary of fourth quarter 2014
Fourth quarter 2014 net income was $844 million, an increase of $209 million, or 33%, when compared to the same period in 2013, with diluted earnings per share rising 36% to $1.03.
The operating ratio was 60.7% in the fourth quarter of 2014 compared to 64.8% in the fourth quarter of 2013, a 4.1-point improvement, in part due to favorable winter conditions.
Revenues for the fourth quarter of 2014 increased by $462 million, or 17%, to $3,207 million, when compared to the same period in 2013. The increase was mainly attributable to higher freight volumes due to strong energy markets, a record 2013/2014 Canadian grain crop, and market share gains in intermodal and automotive; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and freight rate increases. Fuel surcharge revenues decreased by $8 million in the fourth quarter of 2014, due to lower fuel surcharge rates partly offset by higher freight volumes.
Operating expenses for the fourth quarter of 2014 increased by $169 million, or 10%, to $1,947 million, when compared to the same period in 2013. The increase was primarily due to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses; increased purchased services and material expense; higher casualty and other; as well as increased depreciation and amortization expense.

'

Canadian National Railway Company

Management’s Discussion and Analysis

Financial position
The following tables provide an analysis of the Company’s balance sheet as at December 31, 2014 as compared to 2013. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2014 and 2013, the foreign exchange rates were $1.1601 and $1.0636 per US$1.00, respectively.

In millions	As at December 31,	2014	2013	Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact
Total assets		$31,792	$30,163	$1,134	$495
Variance mainly due to:
Properties		28,514	26,227	1,032	1,255	Increase primarily due to gross property additions of $2,297 million, partly offset by depreciation of $1,050 million.
Pension asset		882	1,662	-	(780)	Decrease due primarily to the decrease in the year-end discount rate from 4.73% in 2013 to 3.87% in 2014.
Total liabilities		$18,322	$17,210	$1,057	$55
Variance mainly due to:
Accounts payable and other		1,657	1,477	49	131	Increase primarily due to higher income and other taxes payable of $112 million.
Other liabilities and deferred credits		704	815	37	(148)	Decrease primarily due to lower stock-based compensation liabilities of $149 million as a result of the modification of certain stock-based compensation awards from cash settled to equity settled.
Pension and other postretirement benefits		650	541	14	95	Increase due primarily to the decrease in the year-end discount rate from 4.73% in 2013 to 3.87% in 2014.

In millions	As at December 31,	2014	2013		Variance	Explanation of variance
Total shareholders’ equity		$13,470	$12,953		$517
Variance mainly due to:
Common shares		3,718	3,795		(77)	Decrease due to share repurchases.
Additional paid-in capital		439	220		219	Increase primarily due to the modification of certain stock-based compensation awards from cash settled to equity settled.
Accumulated other comprehensive loss		(2,427)	(1,850)		(577)
Increase in comprehensive loss due to after-tax amounts of $728 million to recognize the funded status of the Company’s pension and other postretirement benefit plans, offset by $151 million for foreign exchange gains and other.

Retained earnings		11,740	10,788		952	Increase due to current year net income of $3,167 million, partly offset by share repurchases of $1,397 million and dividends paid of $818 million.

Canadian National Railway Company

Management’s Discussion and Analysis

Liquidity and capital resources
The Company’s principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including a committed revolving credit facility, a commercial paper program, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.
The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and the repurchase of shares through share buyback programs. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2014 and December 31, 2013, the Company had Cash and cash equivalents of $52 million and $214 million, respectively; Restricted cash and cash equivalents of $463 million and $448 million, respectively; and a working capital deficit of $135 million and $521 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as the Company expects to continuously invest in these foreign jurisdictions.
The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition.

Available financing sources
Revolving credit facility
The Company’s revolving credit facility agreement, which expires on May 5, 2019, provides access to $800 million of debt, with an accordion feature providing for an additional $500 million subject to the consent of individual lenders. The credit facility is available for working capital and general corporate purposes, including backstopping the Company’s commercial paper program.
As at December 31, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2014 and 2013.

Commercial paper
The Company’s commercial paper program, which is fully supported by its revolving credit facility, enables it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. The program provides a flexible financing alternative for the Company, and is refinanced at market rates in effect. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs.
As at December 31, 2014, the Company had no commercial paper borrowings ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Canadian National Railway Company

Management’s Discussion and Analysis

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million, which expires on February 1, 2017. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.
The Company is subject to customary credit rating requirements, which if not met, could result in termination of the program. The Company is also subject to customary reporting requirements for which failure to perform could also result in termination of the program.  The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
As at December 31, 2014, the Company recorded $50 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet, which is secured by and limited to $56 million ($281 million as at December 31, 2013) of accounts receivable.

Bilateral letter of credit facilities
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business, which expire on April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at December 31, 2014, the Company had letters of credit drawn of $487 million ($481 million as at December 31, 2013) from a total committed amount of $511 million ($503 million as at December 31, 2013) by the various banks. As at December 31, 2014, cash and cash equivalents of $463 million ($448 million as at December 31, 2013) were pledged as collateral, and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Additional information relating to these financing sources is provided in Note 10 – Long-term debt to the Company’s 2014 Annual Consolidated Financial Statements.

Shelf prospectus and registration statement
During 2014, the Company issued C$250 million and US$600 million in new debt under its current shelf prospectus and registration statement which provides for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. capital markets. The shelf prospectus and registration statement expires in January 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

Canadian National Railway Company

Management’s Discussion and Analysis

Cash flows
The following table presents a summary of the Company’s cash flows provided by/used in operating, investing and financing activities:

In millions	Year ended December 31,	2014	2013	Variance
Net cash provided by operating activities		$4,381	$3,548	$833
Net cash used in investing activities		(2,176)	(1,852)	(324)
Net cash used in financing activities		(2,370)	(1,656)	(714)
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents		3	19	(16)
Net increase (decrease) in cash and cash equivalents		(162)	59	(221)
Cash and cash equivalents, beginning of year		214	155	59
Cash and cash equivalents, end of year		$52	$214	$(162)

Operating activities
Net cash provided by operating activities increased by $833 million in 2014, mainly due to higher revenues and lower payments for income taxes and pensions. These factors were partly offset by higher payments for labor and fringe benefits, increased fuel costs, as well as higher payments for purchased services and material.

(a) Pension contributions
Company contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions made in 2014 and 2013 of $111 million and $226 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes, and also include voluntary contributions of $100 million in 2013. In 2015, the Company expects to make total cash contributions of approximately $125 million for all of the Company’s pension plans. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for additional information relating to the funding of the Company’s pension plans.
As at December 31, 2014, the Company had $143 million of accumulated prepayments under the CN Pension Plan which remain available to offset future required solvency deficit payments. The Company expects to use these prepayments to satisfy a portion of its 2015 required solvency deficit payment. The Company established an irrevocable standby letter of credit in 2014 with a face amount of approximately $3 million in order to satisfy the solvency deficit payment for the BC Rail Pension Plan. The Company expects to further subscribe to letters of credit in 2015 to satisfy the solvency deficit payments for certain of its defined benefit pension plans including the CN Pension Plan. Under the CN Pension Plan, considering the prepayments available, it is expected that the letters of credit will only be required in the third quarter of 2015. The total face amount of the letters of credit is expected to be approximately $90 million at the end of 2015.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

(b) Income tax payments
The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company’s domestic jurisdiction, tax installments in a given year are generally based on the prior year’s taxable income whereas in the U.S., the Company’s predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.
In 2014, net income tax payments to Canadian tax authorities were $427 million ($610 million in 2013) and net income tax payments to U.S. tax authorities were $295 million ($280 million in 2013). The overall decrease of $168 million was mainly due to a lower final payment for the 2013 fiscal year, made in February 2014. For the 2015 fiscal year, the Company’s net income tax payments are expected to be approximately $950 million. In 2015, U.S. tax payments will reflect the Tax Increase Prevention Act of 2014 which extended the allowable 50% accelerated depreciation and the Railroad Track Maintenance Credit until the end of 2014.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Canadian National Railway Company

Management’s Discussion and Analysis

Investing activities
Net cash used in investing activities increased by $324 million in 2014, as a result of higher property additions, partly offset by higher proceeds received from the disposal of property.

(a)  Property additions
The following table provides the property additions for the years ended December 31, 2014 and 2013:

In millions	Year ended December 31,	2014	2013
Track and roadway (1)		$1,604	$1,400
Rolling stock		325	286
Buildings		104	104
Information technology		144	130
Other		120	97
Gross property additions		2,297	2,017
Less: Capital leases (2)		-	44
Property additions		$2,297	$1,973

(1)
In both 2014 and 2013, approximately 90% of the Track and roadway property additions were incurred to renew the basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 12% of the Company’s total operating expenses in both 2014 and 2013.

(2)	During 2013, the Company recorded $44 million in assets it acquired through equipment leases for which an equivalent amount was recorded in debt.

(b)  Capital expenditure program
For 2015, the Company expects to invest approximately $2.6 billion in its capital program, which will be financed with cash generated from operations, as outlined below:
•
$1.3 billion on track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; including the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades;

•
$500 million on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet; and in order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 90 new high-horsepower locomotives; and

•
$800 million on initiatives to enable growth and drive productivity, such as additional track infrastructure; investments in yards, intermodal terminals, transload and distribution centers; and on information technology to improve service and operating efficiency.

Costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by December 31, 2015 will amount to approximately US$550 million, of which approximately US$100 million was spent at the end of 2014.

(c)  Disposal of property
In 2014, cash inflows included proceeds of $76 million before transaction costs, from a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements and proceeds of $97 million from the disposal of the Deux-Montagnes. In 2013, cash inflows included proceeds of $52 million from the disposal of the Lakeshore West. See the section of this MD&A entitled Adjusted performance measures for additional information relating to these disposals.

Canadian National Railway Company

Management’s Discussion and Analysis

Financing activities
Net cash used in financing activities increased by $714 million in 2014, mainly driven by a net repayment of commercial paper and higher payments for share repurchases and dividends. Information about the Company’s debt financing activities, share repurchase programs, and dividends paid is as follows:

(a)  Debt financing activities
Debt financing activities in 2014 included the following transactions:
•	On January 15, 2014, repaid US$325 million 4.95% Notes due 2014 upon maturity;
•	On February 18, 2014, issued $250 million 2.75% Notes due 2021, in the Canadian capital markets, which resulted in net proceeds of $247 million;
•
On November 14, 2014, issued US$250 million (C$284 million) Floating Rate Notes due 2017, and US$350 million (C$398 million) 2.95% Notes due 2024, in the U.S. capital markets, which resulted in net proceeds of US$593 million (C$675 million); and

•	Net repayment of commercial paper of $277 million.

Debt financing activities in 2013 included the following transactions:
•
On March 12, 2013, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments. The remaining 15% of the 4.40% Notes with a carrying value of US$60 million were repaid upon maturity;

•
On November 7, 2013, issued US$350 million (C$365 million) Floating Rate Notes due 2015, and US$250 million (C$260 million) 4.50% Notes due 2043, in the U.S. capital markets, which resulted in net proceeds of US$592 million (C$617 million); and

•	Net issuance of commercial paper of $268 million.

Cash obtained from the issuance of new debt in 2014 and 2013 was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company’s outstanding debt securities is provided in Note 10 – Long-term debt to the Company’s 2014 Annual Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

(b)  Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 28.0 million common shares between October 24, 2014 and October 23, 2015.
Previous share repurchase programs allowed for the repurchase of up to 30.0 million common shares between October 29, 2013 and October 23, 2014 and up to $1.4 billion in common shares, not to exceed 36.0 million common shares, between October 29, 2012 and October 28, 2013, pursuant to the NCIBs.
The following table provides the information related to the share repurchase programs for the years ended December 31, 2014, 2013 and 2012:

						Total
In millions, except per share data	Year ended December 31,	2014	2013	2012		Program

October 2014 - October 2015 program
Number of common shares (1)		5.6	N/A	N/A		5.6
Weighted-average price per share (2)		$73.29	N/A	N/A		$73.29
Amount of repurchase		$410	N/A	N/A		$410

October 2013 - October 2014 program
Number of common shares (1)		16.8	5.5	N/A		22.3
Weighted-average price per share (2)		$65.40	$55.25	N/A		$62.88
Amount of repurchase		$1,095	$305	N/A		$1,400

October 2012 - October 2013 program
Number of common shares (1)		N/A	22.1	7.2		29.3
Weighted-average price per share (2)		N/A	$49.51	$42.11		$47.68
Amount of repurchase		N/A	$1,095	$305		$1,400

Total for the year
Number of common shares (1)		22.4	27.6	33.8	(3)
Weighted-average price per share (2)		$67.38	$50.65	$41.36	(3)
Amount of repurchase		$1,505	$1,400	$1,400	(3)

(1)	Includes common shares purchased in the first and fourth quarters of 2014, 2013 and 2012 pursuant to private agreements between the Company and arm’s-length third-party sellers.
(2)	Includes brokerage fees.
(3)
Includes repurchases from the October 2011 - October 2012 program, which consists of 26.6 million common shares, a weighted-average price per share of $41.16 and an amount of repurchase of $1,095 million.

(c)  Dividends paid
During 2014, the Company paid quarterly dividends of $0.2500 per share amounting to $818 million, compared to $724 million, at the rate of $0.2150 per share, in 2013. For 2015, the Company’s Board of Directors approved an increase of 25% to the quarterly dividend to common shareholders, from $0.2500 per share in 2014 to $0.3125 per share in 2015.

Canadian National Railway Company

Management’s Discussion and Analysis

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2014:

In millions	Total	2015	2016	2017	2018	2019	2020 & thereafter
Debt obligations (1)	$7,739	$456	$634	$577	$606	$636	$4,830
Interest on debt obligations (2)	5,571	366	355	342	313	270	3,925
Capital lease obligations (3)	815	107	343	164	15	15	171
Operating lease obligations (4)	712	155	116	94	77	56	214
Purchase obligations (5)	1,054	719	316	14	3	-	2
Pension contributions (6)	1,005	87	228	230	230	230	-
Other long-term liabilities reflected on
the balance sheet (7)	755	64	39	54	40	37	521
Total contractual obligations	$17,651	$1,954	$2,031	$1,475	$1,284	$1,244	$9,663

(1)
Presented net of unamortized discounts, of which $833 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $670 million which are included in “Capital lease obligations“. Also includes $50 million outstanding under the accounts receivable securitization program.

(2)	Interest payments on the floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at December 31, 2014.
(3)	Includes $670 million of minimum lease payments and $145 million of imputed interest at rates ranging from 0.7% to 8.5%.
(4)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $25 million and generally extend over five years.

(5)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(6)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2013 that were filed in June 2014. Voluntary contributions can be treated as a prepayment against the Company's required special solvency deficit payments. As at December 31, 2014, the Company had $143 million of accumulated prepayments under the CN Pension Plan which remain available to offset future required solvency deficit payments. The Company expects to use these prepayments to satisfy a portion of its 2015 required solvency deficit payment. Actuarial valuations are generally required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the sections of this MD&A entitled Business risks – Pension funding volatility and Critical accounting estimates – Pensions and other postretirement benefits

(7)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2015 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Canadian National Railway Company

Management’s Discussion and Analysis

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

In millions	Year ended December 31,	2014	2013
Net cash provided by operating activities		$4,381	$3,548
Net cash used in investing activities		(2,176)	(1,852)
Net cash provided before financing activities		2,205	1,696

Adjustment: Change in restricted cash and cash equivalents		15	(73)
Free cash flow		$2,220	$1,623

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	December 31,	2014	2013
Debt-to-total capitalization ratio (1)		38.4%	37.7%
Add: Impact of present value of operating lease commitments (2)		1.7%	1.7%
Adjusted debt-to-total capitalization ratio		40.1%	39.4%

Adjusted debt-to-adjusted EBITDA

In millions, unless otherwise indicated	Twelve months ended December 31,	2014	2013
Debt		$8,409	$7,840
Add: Present value of operating lease commitments (2)		607	570
Adjusted debt		9,016	8,410

Operating income		4,624	3,873
Add: Depreciation and amortization		1,050	980
EBITDA (excluding Other income)		5,674	4,853
Add: Deemed interest on operating leases		28	28
Adjusted EBITDA		$5,702	$4,881
Adjusted debt-to-adjusted EBITDA		1.58 times	1.72 times

(1)		Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.
(2)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2014, as compared to 2013, was mainly due to an increased debt level and a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. The Company’s higher operating income earned during 2014, partly offset by an increased debt level as at December 31, 2014, resulted in a decrease in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to 2013.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Off balance sheet arrangements
Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2014, the Company had not recorded a liability with respect to guarantees and indemnifications. The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 16 – Major commitments and contingencies to the Company’s 2014 Annual Consolidated Financial Statements.

Financial instruments
Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and also market risks such as foreign currency risk, interest rate risk and commodity price risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity.
The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or use them for trading or speculative purposes. As at December 31, 2014, the Company had outstanding foreign exchange forward contracts of US$350 million (US$325 million at December 31, 2013). As at December 31, 2014 and 2013, the Company did not have any other significant derivative financial instruments outstanding. Additional information relating to the Company’s financial instruments is provided in Note 17 – Financial instruments to the Company’s 2014 Annual Consolidated Financial Statements.

Credit risk
Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments.
To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties; and performs ongoing reviews of these entities.
To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.
The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk remote.

Liquidity risk
Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as a committed revolving credit facility, commercial paper, and an accounts receivable securitization program. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company’s available financing sources.

Canadian National Railway Company

Management’s Discussion and Analysis

Foreign currency risk
The Company is exposed to foreign currency risk because it conducts its business in both Canada and the U.S.  The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $15 million to $20 million.
The Company manages foreign currency risk by designating US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.
While the Company does not hold or issue derivative financial instruments for trading or speculative purposes, it may enter into foreign exchange contracts to manage foreign currency risk. Changes in the fair value of forward contracts, resulting from changes in foreign exchange rates, are recognized in the Consolidated Statement of Income as they occur. For the year ended December 31, 2014, a gain of $9 million ($6 million in 2013), before tax, related to the fair value of the foreign exchange forward contracts with a notional value of US$350 million (US$325 million as at December 31, 2013), was recorded in Other income on the Consolidated Statement of Income.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. The estimated annual impact on net income of a year-over-year one-percent change in the interest rate on floating rate debt, is in the range of $10 million to $15 million.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile; and in anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any significant derivative financial instruments to manage its interest rate risk. At December 31, 2014, Accumulated other comprehensive loss included an unamortized gain of $7 million, $5 million after-tax ($8 million, $6 million after-tax at December 31, 2013) relating to treasury lock transactions settled in a prior year, which are being amortized over the term of the related debt.

Commodity price risk
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.
The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company’s fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. The Company also enters into agreements with fuel suppliers which allow but do not require the Company to purchase approximately 95% of its estimated 2015 volume, 85% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.
While the Company’s fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Canadian National Railway Company

Management’s Discussion and Analysis

Fair value of financial instruments
The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

Intangible and other assets
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

Debt
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

As at December 31, 2014, investments have a carrying value of $58 million and a fair value of approximately $183 million (carrying value of $57 million and fair value of $164 million as at December 31, 2013).
As at December 31, 2014, the long-term debt has a carrying value of $8,409 million and a fair value of approximately $9,767 million (carrying value of $7,840 million and fair value of $8,683 million as at December 31, 2013).
Additional information related to the fair value financial instruments, including a description of the fair value hierarchy which defines the criteria used to classify financial instruments as Level 1, Level 2 or Level 3 is provided in Note 17 – Financial instruments to the Company’s 2014 Annual Consolidated Financial Statements.

Outstanding share data
As at February 2, 2015, the Company had 808.8 million common shares, and 8.2 million stock options, 1.7 million deferred share units and 1.4 million performance share units outstanding under its equity settled stock-based compensation plans.

Canadian National Railway Company

Management’s Discussion and Analysis

Critical accounting estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company’s policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s 2014 Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.
On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2014, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.7 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.
In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2014, the total amount of gross unrecognized tax benefits was $35 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2014 was $29 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2014 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $10 million of the net unrecognized tax benefits as at December 31, 2014 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
In Canada, the Company's federal and provincial income tax returns filed for the years 2008 to 2013 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2010 and 2011 is currently in progress and is expected to be completed during 2015. In the U.S., the federal income tax returns filed for the years 2007 to 2013 remain subject to examination by the taxation authorities, and the state income tax returns filed for the years 2009 to 2013 remain subject to examination by the taxation authorities. An examination of the federal income tax returns for the years 2007 to 2011 is currently in progress. Examinations of certain state income tax returns by the state taxation authorities are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.
The Company’s deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $44 million in 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

  From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Included in the 2013 figures was a $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates in Canada.
For the year ended December 31, 2014, the Company recorded total income tax expense of $1,193 million, of which $416 million was a deferred income tax expense which included an income tax recovery of $18 million resulting from a change in the estimate of the deferred income tax liability related to properties. For the year ended December 31, 2013, the Company recorded total income tax expense of $977 million, of which $331 million was a deferred income tax expense and included a net income tax recovery of $7 million which consisted of a $15 million income tax recovery from the recognition of U.S. state income tax losses and a $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes which were partly offset by a combined $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates. For the year ended December 31, 2012, the Company recorded total income tax expense of $978 million, of which $451 million was a deferred income tax expense and included a net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. The Company’s net deferred income tax liability at December 31, 2014 was $6,834 million ($6,463 million at December 31, 2013). Additional disclosures are provided in Note 4 – Income taxes to the Company’s 2014 Annual Consolidated Financial Statements.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross ton miles. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.
A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $28 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the fourth quarter of 2014, the Company completed depreciation studies for equipment properties and as a result, the Company changed the estimated service lives for various types of equipment assets and their related composite depreciation rates. These depreciation studies resulted in an annualized increase to depreciation expense of approximately $17 million.
In 2014, the Company recorded total depreciation expense of $1,050 million ($979 million in 2013 and $923 million in 2012). At December 31, 2014, the Company had Properties of $28,514 million, net of accumulated depreciation of $11,195 million ($26,227 million in 2013, net of accumulated depreciation of $10,579 million). Additional disclosures are provided in Note 7 – Properties, to the Company’s 2014 Annual Consolidated Financial Statements.
U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Canadian National Railway Company

Management’s Discussion and Analysis

Pensions and other postretirement benefits
The Company’s plans have a measurement date of December 31. The following table provides the Company’s pension asset, pension liability and other postretirement benefits liability at December 31, 2014, and December 31, 2013:

In millions	December 31,	2014	2013
Pension asset		$882	$1,662
Pension liability		400	303
Other postretirement benefits liability		267	256

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)
The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715, Compensation – Retirement Benefits. Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.
For the years ended December 31, 2014, 2013 and 2012, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2014	2013	2012
Net periodic benefit cost (income) for pensions		$(4)	$90	$(9)
Net periodic benefit cost for other postretirement benefits		12	14	14

At December 31, 2014 and 2013, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2014	2013
Projected pension benefit obligation		$17,279	$15,510
Accumulated other postretirement benefit obligation		267	256

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short term maturities and a projected AA corporate curve for longer term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 3.87%, based on bond yields prevailing at December 31, 2014 (4.73% at December 31, 2013) was considered appropriate by the Company to match the approximately 11-year average duration of estimated future benefit

Canadian National Railway Company

Management’s Discussion and Analysis

payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately 11 years.
The Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold. For the year ended December 31, 2014, the Company amortized $124 million related to the accumulated actuarial losses of its pension plans as part of net periodic benefit cost. The Company also recognized $3 million of actuarial losses related to settlements in its various pension plans, and recorded a net actuarial loss of $1,114 million on its pension plans increasing the net actuarial loss recognized in Accumulated other comprehensive loss to $2,502 million ($1,515 million in 2013). The increase in the net actuarial loss was primarily due to the negative liability experience resulting from the decrease in the discount rate from 4.73% to 3.87%, partly offset by the difference in the actual and expected return on plan assets for the year ended December 31, 2014.
For the year ended December 31, 2014, a 0.25% decrease in the 3.87% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $490 million to the funded status for pensions and would result in an increase of approximately $30 million to the 2015 net periodic benefit cost. A 0.25% increase in the discount rate would have resulted in an increase of approximately $475 million to the funded status for pensions and would result in a decrease of approximately $30 million to the 2015 net periodic benefit cost.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2014, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost. For 2015, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management’s current view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2014 was above the market-related value of assets by $1,850 million, the projected net periodic benefit cost for 2015 would decrease by approximately $295 million.
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The target long-term asset mix in 2014 was: 3% cash and short-term investments, 37% bonds and mortgages, 45% equities, 4% real estate, 7% oil and gas and 4% infrastructure investments.
Annually, the CN Investment Division (Investment Manager), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Company’s pension plans to the performance of the benchmark indices.
The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2014, the CN Pension Plan earned an annual average rate of return of 7.41%.
The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2014	2013	2012	2011	2010
Actual	10.1%	11.2%	7.7%	0.3%	8.7%
Market-related value	7.6%	7.3%	2.3%	3.0%	4.8%
Expected	7.00%	7.00%	7.25%	7.50%	7.75%

Canadian National Railway Company

Management’s Discussion and Analysis

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $90 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost for pensions for 2015
In 2015, the Company expects a net periodic benefit cost of approximately $80 million for all its defined benefit pension plans. The unfavorable variance compared to 2014 is mainly the result of an increase in the amortization of actuarial losses due to a decrease in the discount rate used from 4.73% to 3.87%, partly offset by lower interest costs.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2014, the assets of the Company’s various plans are comprised of 3% in cash and short-term investments, 29% in bonds and mortgages, 39% in equities, 2% in real estate assets, 8% in oil and gas, 5% in infrastructure, 10% in absolute return investments, and 4% in risk-based allocation investments. See Note 12 - Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.
A significant portion of the plans’ assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2014, a rate of compensation increase of 3% was used to determine the projected benefit obligation and the net periodic benefit cost.
For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 7.5% in 2014, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.
For the year ended December 31, 2014, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Mortality
On February 13, 2014, the Canadian Institute of Actuaries (CIA) published a final report on Canadian Pensioners’ Mortality (Report). The Report contains Canadian pensioners’ mortality tables and improvement scales based on experience studies conducted by the CIA. Based on the CIA’s report, the overall level of recent mortality experience is significantly lower than that anticipated by the mortality tables commonly used. Furthermore, improvement rates experienced in recent years have been substantially higher than commonly anticipated. The conclusions in the final Report are in-line with the draft Report that was issued in 2013 and that was taken into account in selecting management’s best estimate mortality assumption used to calculate the projected benefit obligation for the December 31, 2013 year-end. As expected, the final Report did not have a significant impact on CN’s projected benefit obligation in 2014.

Funding of pension plans
For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA for all of the registered Canadian defined benefit pension plans. The Company’s funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI.
The Company’s latest actuarial valuations for funding purposes conducted as at December 31, 2013 indicated a funding excess on a going-concern basis of approximately $1.6 billion and a funding deficit on a solvency basis of approximately $1.7 billion. The Company’s next actuarial valuations required as at December 31, 2014 will be performed in 2015. These actuarial valuations are expected to identify a going-concern surplus of approximately $1.9 billion, while on a solvency basis a funding deficit of approximately $1.1 billion is expected due to the level of interest rates applicable at their respective measurement dates. The federal pension legislation requires funding deficits, as

Canadian National Railway Company

Management’s Discussion and Analysis

calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
In 2014, the Company made no voluntary contributions ($100 million in 2013) in excess of the required minimum contributions. Voluntary contributions can be treated as a prepayment against its future required special solvency payments. As at December 31, 2014, the Company had $143 million of accumulated prepayments under the CN Pension Plan which remain available to offset future required solvency deficit payments. The Company expects to use these prepayments to satisfy a portion of its 2015 required solvency deficit payment. The Company established an irrevocable standby letter of credit in 2014 with a face amount of approximately $3 million in order to satisfy the solvency deficit payment for the BC Rail Pension Plan. The Company expects to further subscribe to letters of credit in 2015 to satisfy the solvency deficit payments for certain of its defined benefit pension plans including the CN Pension Plan. Under the CN Pension Plan, considering the prepayments available, it is expected that the letters of credit will only be required in the third quarter of 2015. The total face amount of the letters of credit is expected to be approximately $90 million at the end of 2015. As a result, the Company’s cash contributions for 2015 are expected to be approximately $125 million, for all the Company’s pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2015 funding obligations.
Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

		CN Pension Plan	BC Rail Pension Plan	U.S. and other plans
In millions	December 31, 2014				Total
Plan assets by category
Cash and short-term investments		$536	$20	$23	$579
Bonds		4,776	196	93	5,065
Mortgages		126	4	1	131
Equities		6,681	215	118	7,014
Real estate		306	10	1	317
Oil and gas		1,325	43	6	1,374
Infrastructure		853	28	4	885
Absolute return		1,685	54	7	1,746
Risk-based allocation		612	20	3	635
Other (1)		5	1	9	15
Total plan assets		$16,905	$591	$265	$17,761
Projected benefit obligation at end of year		$16,059	$561	$659	$17,279
Company contributions in 2014		90	1	20	111
Employee contributions in 2014		58	-	-	58

(1)
Other consists of operating assets of $145 million ($85 million in 2013) and liabilities of $130 million ($24 million in 2013) required to administer the trust funds’ investment assets and the plans' benefit and funding activities.

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2014 Annual Consolidated Financial Statements.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canadian National Railway Company

Management’s Discussion and Analysis

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2014, the Company recorded a $2 million decrease to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other claims.
As at December 31, 2014, 2013 and 2012 the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2014	2013	2012
Beginning of year	$210	$209	$199
Accruals and other	28	38	55
Payments	(35)	(37)	(45)
End of year	$203	$210	$209
Current portion - End of year	$28	$31	$39

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.
In 2014, the Company recorded a $20 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2014 external actuarial study. In previous years, external actuarial studies have supported a net decrease of $11 million and a net increase of $1 million to the Company’s provision for U.S. personal injury and other claims in 2013 and 2012, respectively. The decrease of $11 million from the 2013 actuarial valuation was mainly attributable to non-occupational disease claims, third-party claims and occupational disease claims, reflecting a decrease in the Company’s estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment mitigation of claims; and lower settlements of existing claims.

Canadian National Railway Company

Management’s Discussion and Analysis

As at December 31, 2014, 2013 and 2012, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2014	2013	2012
Beginning of year	$106	$105	$111
Accruals and other	2	18	31
Payments	(22)	(24)	(34)
Foreign exchange	9	7	(3)
End of year	$95	$106	$105
Current portion - End of year	$20	$14	$43

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. A 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $1 million.

Environmental matters
Known existing environmental concerns
The Company has identified approximately 255 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at December 31, 2014, 2013 and 2012, the Company’s provision for specific environmental sites was as follows:

In millions	2014	2013	2012
Beginning of year	$119	$123	$152
Accruals and other	11	12	(4)
Payments	(19)	(18)	(24)
Foreign exchange	3	2	(1)
End of year	$114	$119	$123
Current portion - End of year	$45	$41	$31

Canadian National Railway Company

Management’s Discussion and Analysis

The Company anticipates that the majority of the liability at December 31, 2014 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
(a)	the lack of specific technical information available with respect to many sites;
(b)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(c)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(d)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $20 million in 2014, $18 million in 2013 and $16 million in 2012. For 2015, the Company expects to incur operating expenses relating to environmental matters in the same range as 2014. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $19 million in 2014, $10 million in 2013 and $13 million in 2012. For 2015, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company, which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for the Company’s customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations.Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

Canadian National Railway Company

Management’s Discussion and Analysis

  While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2014, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2014, CN employed a total of 17,732 employees in Canada, of which 13,335 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees.
In the fourth quarter of 2014, the bargaining process commenced for the renewal of CN’s collective agreements which expired on December 31, 2014, with:
•	Unifor (formerly Canadian Auto Workers (CAW)) governing clerical, intermodal, shopcraft employees and owner operator truck drivers;
•	the Teamsters Canada Rail Conference governing rail traffic controllers (TCRC-RCTC);
•	the Teamsters Canada Rail Conference governing locomotive engineers (TCRC-LE); and
•	the United Steelworkers of America (USW) governing track workers.

On November 7, 2014, CN requested conciliation assistance from the Minister of Labour with regards to the bargaining with Unifor and the TCRC bargaining units. On November 25, 2014, the Minister of Labour appointed conciliation officers to assist the Company and the unions in their negotiations.
On January 14, 2015, a tentative agreement was reached to renew the collective agreement with the TCRC-RCTC, which is subject to ratification by the members. The results of the ratification vote are expected by February 28, 2015.
On January 30, 2015, the collective agreement with the USW, was ratified by the members. The new collective agreement will expire on December 31, 2018.

The other collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted for the respective bargaining units.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at December 31, 2014, CN employed a total of 7,798 employees in the U.S., of which 6,137 were unionized employees.
As of February 2, 2015, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, ranging up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.

Canadian National Railway Company

Management’s Discussion and Analysis

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICRR, WC and BLE have agreed to participate in, effective January 2015, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICRR, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis. In either situation, a labor dispute may not generate federal intervention in a strike or lockout situation.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.
There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA), and (ii) safety regulation by the Federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA), with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On January 22, 2014, Transport Canada initiated a comprehensive review and consultation on the liability and compensation regime for rail. On August 1, 2014, Transport Canada launched a second stage of consultations with a view to strengthen the liability and compensation regime for railways and shippers by establishing supplementary compensation for incidents involving dangerous goods.
On March 7, 2014, the Government of Canada issued an Order in Council, requiring each of the Company and Canadian Pacific Railway Company to move progressively increasing minimum volumes of grain up to a prescribed weekly minimum of 500,000 metric tonnes. On May 29, 2014, Bill C-30 came into force. It amended the CTA by requiring the Company and Canadian Pacific Railway Company to each move at least 500,000 metric tonnes of grain weekly through to August 3, 2014. Bill C-30 also allows: (1) the Government to specify minimum amounts of grain to be moved in future grain crop years, (2) the Agency to extend current interswitching limits for specific regions or specific commodities, (3) the Agency to make regulations specifying what constitutes ‘operational terms’ for the purpose of the establishment of service level agreements, and (4) the Agency to order a railway company to pay shippers for expenses incurred as a result of the railway’s failure to fulfill its service obligations. The amendments introduced by Bill C-30 are intended to remain in effect up to August 1, 2016, unless further extended by Parliament.
On August 1, 2014, the Agency issued an amendment to the interswitching regulations extending the distance to 160 kilometers from the current 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta. The Agency also issued regulations defining what constitutes ‘operational terms’ for the purpose of rail level of service arbitrations.
On August 1, 2014, the Government of Canada also issued an Order in Council requiring each of the Company and Canadian Pacific Railway Company to move at least 536,250 metric tonnes of grain weekly, subject to volume demand and corridor capacity during the period of August 3, 2014 to November 29, 2014. On November 27, 2014, the Government of Canada issued a new Order in Council prescribing various minimum volumes for the period of November 29, 2014 to March 28, 2015. Failure to move the prescribed minimum tonnage potentially subjects the Company to an administrative monetary penalty of up to $100,000 per violation.
The Company received letters from a Transport Canada Enforcement Officer requiring CN to provide detailed information and documentary evidence describing the factors that contributed to CN’s failure to meet the minimum grain volume requirements in specified weeks and by how much these factors contributed to the failure. On December 14, 2014, CN was issued two notices of violation for the failure to meet the minimum volumes of grain for two separate weeks with an assessed penalty of $50,000 for each week.
On June 25, 2014, the Government launched the statutory review of the CTA. The Government appointed a six-person panel to conduct this review. The panel’s report is required to be provided to the Federal Minister of Transport 18 months after their appointment. CN will be submitting comments early in 2015 on the subjects being examined by the panel.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of areas.
On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to consider a proposal by the National Industrial Transportation League for competitive switching. In a first phase, parties submitted at STB’s request on March 1, 2013, a wide variety of data to assess the scope and potential impact of the proposal and submitted reply comments on May 30, 2013. The STB held hearings on March 25-26, 2014 to further review these matters.
On July 18, 2013, the STB issued a decision raising relief caps and making certain other technical changes for rate complaints brought under its simplified rate guidelines and on December 12, 2013, the STB instituted a proceeding to invite comments on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates.
On December 20, 2013, the STB instituted a rulemaking to review how it determines the rail industry’s cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy and the revenue adequacy component used in judging the reasonableness of rail rates. In addition, on September 2, 2014, the STB made its annual revenue adequacy determination for Class I carriers for 2013. The STB determined that five Class I carriers are revenue adequate, among them Grand Trunk Corporation, which includes CN’s U.S. affiliated operations.
On April 11, 2014, the STB adopted final rules, effective July 15, 2014, establishing that any person receiving rail cars from a rail carrier for loading or unloading, including third parties in addition to the consignor and consignee, who detains the cars beyond the period of free time specified in a carrier’s governing demurrage tariff will generally be liable for demurrage if the carrier has provided that person with actual notice of the carrier’s tariff establishing such liability.
On May 29, 2014, the STB instituted an advance notice of proposed rulemaking to invite comments on whether the safe harbor provision of its current fuel surcharge rules should be modified or removed.
As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. CN responded on March 9, 2012 to Amtrak’s complaint. CN and Amtrak entered into STB-supervised mediation until October 4, 2012, and on joint motion of the parties shortly thereafter, the STB stayed the proceedings until July 31, 2013.The Company participated in a railroad industry challenge to the constitutionality of the joint FRA/Amtrak performance metrics and standards. On July 2, 2013, the U.S. Court of Appeals for the D.C. Circuit reversed a U.S. District Court decision and determined that Congress’ delegation to Amtrak of joint legislative authority with the FRA to promulgate the metrics and standards to be unconstitutional. In light of that decision, and on joint motion of the parties, the STB further stayed the proceedings until July 31, 2014, to provide time that may be necessary for a final resolution on the constitutionality of the metrics and standards pending further appeals. On June 23, 2014, the Supreme Court granted the Government’s petition seeking its review of the D.C. Circuit decision and heard the case on December 8, 2014. On August 29, 2014, Amtrak filed with the STB a motion to amend its January 19, 2012 complaint against CN to limit it to a single Amtrak service over CN’s ICRR line. On September 17, 2014, CN moved to dismiss the proceeding on the basis of the D.C. Circuit’s constitutionality decision or alternatively to stay Amtrak’s motion pending the Supreme Court’s decision. On December 19, 2014, the STB issued a decision granting Amtrak’s motion to limit its complaint to a single route and concluding that pending litigation involving the constitutionality of the joint FRA/Amtrak performance metrics does not preclude the case from moving forward.
On July 30, 2013, Amtrak filed an application with the STB requesting the agency to set terms and compensation for a new CN/Amtrak Operating Agreement to replace the one that was expiring on August 11, 2013. On August 1, 2013, CN agreed to continue to make its facilities available to Amtrak during the STB’s consideration, under the terms of the expired agreement.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In the 2013 – 2014 session of Congress, legislation to repeal the rail industry’s limited antitrust exemptions (S. 638) was introduced in the Senate, as well as a bill (S. 2777) to reauthorize funding for the STB that also addresses several economic regulatory matters, such as arbitration and STB investigation of complaints. These bills did not progress prior to the adjournment of the 2013 – 2014 session of Congress, but there is no assurance that similar bills or other legislation to increase federal economic regulation of the railroad industry will not progress through the legislative process in the future.

Canadian National Railway Company

Management’s Discussion and Analysis

  On October 8, 2014, the STB issued a decision requiring all Class I railroads to provide each week a broad range of operational data, starting October 22, 2014. The STB is seeking to provide access to rail performance data sought by shippers and to meet the STB’s objective of promoting transparency, accountability, and improvements in rail service. The STB also directed that data specific to Chicago and a narrative summary of operating conditions in Chicago as well as Chicago Transportation Coordination Office (CTCO) contingency protocols and other industry-wide information be provided from individual railroads. On December 30, 2014, the STB issued a notice of proposed rulemaking to require the Class I railroads to permanently report certain service performance metrics on a weekly basis.
The acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line. The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $65 million (US$56 million), in relation to the acquisition.
On November 8, 2012, the STB denied the request of the Village of Barrington, Illinois (Barrington) that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. On December 26, 2012, Barrington appealed the STB’s decision to the U.S. Court of Appeals for the D.C. Circuit. On July 18, 2014, the U.S. Court of Appeals for the D.C. Circuit issued its decision denying Barrington’s petition. On November 26, 2014, Barrington asked the STB to impose additional mitigation in the form of a grade separation at the intersection of U.S. Highway 14 and the EJ&E line in Barrington at CN’s expense. The Company filed its reply at the STB on December 16, 2014.
The STB also imposed a five-year monitoring and oversight condition, subsequently extended by one additional year to January 2015, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions.
A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012. On August 28, 2014, Barrington and the TRAC coalition filed a petition requesting the STB to extend its oversight for two additional years. CN replied on September 16, 2014, in opposition to the petition. On December 17, 2014, the STB granted the petition, extending oversight until January 23, 2017.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. Regulatory initiatives of these U.S. government agencies may materially adversely affect the Company’s financial position or results of operations.
On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT structure should be considered so as to assist U.S. seaports. On September 17, 2013, the Maritime Goods Movement Act (Bill S. 1509) was introduced and assigned to a congressional committee for consideration. The bill proposes to replace the HMT with a Maritime Goods Movement Fee which would be imposed on any U.S.-destined cargo regardless of its point of entry into North America. Among the bill's goals is to discourage diversion of U.S.-bound goods through Canadian or Mexican ports. A companion bill, H.R. 4105, was introduced on February 27, 2014 in the U.S. House of Representatives. No action was taken on this legislation in the Senate or House prior to adjournment of the 2013 – 2014 session of Congress.

No assurance can be given that any future regulatory or legislative initiatives by the U.S. federal government related to this inquiry and proposed legislation will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On May 1, 2013, Bill S-4 came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Federal Minister of Transport. The Bill also includes the ability for the government to establish Administrative Monetary Penalties in the event of contravention of prescribed provisions of the Act or regulations.
On July 23, 2013, following a significant derailment involving a non-related short-line railroad within the Province of Quebec (“Lac-Mégantic derailment”), the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that can lead to catastrophic accidents. CN has reviewed its safety policies for unattended trains and adjusted its safety practices to comply with Transport Canada’s order. Transport Canada also issued an order requiring all federal railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. On November 20, 2013, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies in compliance with this order. On December 26, 2013, the Federal Minister of Transport issued a notice approving the revised rules.
On October 17, 2013, Transport Canada issued Protective Direction No. 31 under the Transportation of Dangerous Goods Act requiring any person offering crude oil for transport to test the classification of the crude oil being offered.
On November 20, 2013, Transport Canada issued Protective Direction No. 32 under the Transportation of Dangerous Goods Act, requiring railway companies to provide designated municipal emergency planning officials with yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through the municipality.
On March 15, 2014, Transport Canada published for comments proposed new regulations governing railway operating certificates. They specify the safety and operating requirements that must be met in order to obtain a railway operating certificate, which will be an operating requirement for all federally-regulated railway carriers and local carriers operating on the railway lines of federally regulated carriers.
On April 23, 2014, Transport Canada issued an Emergency Directive under the Railway Safety Act requiring railway companies to operate certain trains carrying dangerous commodities at speeds not to exceed 50 miles per hour. In addition, on the same date, Transport Canada issued a separate order under the Railway Safety Act requiring railway companies to formulate rules that would replace the Emergency Directive on a permanent basis. These rules are under development. Transport Canada further ordered railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods. Transport Canada also issued Protective Directions 33 and 34 respectively requiring an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids and prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods.
On May 17, 2014, Transport Canada published for comments proposed new regulations setting out the administrative monetary penalties that could be issued for violations of the Railway Safety Act and its associated regulations.
  On July 5, 2014, Transport Canada published for comments proposed new Railway Safety Management System Regulations that would require federally regulated railway companies (and other carriers operating over federally regulated companies’ trackage) to implement safety management systems.
      On July 15, 2014, Transport Canada issued Regulations Amending the Transportation of Dangerous Goods Regulations, which specifies new standards for tank cars as well as the procedures and processes for classification of dangerous goods and sampling methods used by the consignors and carriers of petroleum crude oil.
      On October 29, 2014, Transport Canada issued an order under the Railway Safety Act requiring railway companies to implement enhanced minimum securement standards for immobilized trains. Revisions to railway operating rules are under development to comply with those standards.
      On December 17, 2014, Transport Canada issued new regulations for highway-railway crossings. These regulations establish specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within seven years of the new regulations taking effect on April 1, 2015.

Canadian National Railway Company

Management’s Discussion and Analysis

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, Positive Train Control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. CN’s total implementation costs associated with PTC are estimated to be US$550 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.
  In 2012, the Association of American Railroads (AAR) advised the FRA on behalf of the industry that a nationwide interoperable PTC network could not be completed by the current 2015 deadline. In August 2012, the FRA also reported to Congress that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis. The PTC implementation legislation did not progress through the legislative process prior to adjournment of the 2013 – 2014 session of Congress. The Company continues its good faith efforts to implement PTC, although it believes that the industry, including the Company, is unlikely to meet the current 2015 deadline. The Company will also continue to work with the industry to obtain an extension of the deadline. The Company notes that noncompliance with the 2015 deadline can subject the Company to regulatory sanctions.
In May 2013, the Federal Communications Commission (FCC) suspended its normal processes to review possible impacts to historic properties, including tribal historic and cultural artifacts, of the installation of tens of thousands of poles industry-wide that are required to host PTC radio operations while it considered changes to those procedures needed to accommodate that volume. On May 16, 2014, the FCC lifted its suspension upon the Advisory Council on Historic Preservation (ACHP) approval of modifications to the FCC’s usual procedures for historic preservation review. The AAR reported that despite these modifications, the railroad industry will still not be able to install interoperable PTC on the entire U.S. network by the December 31, 2015 deadline.
In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, AAR amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials (Circular No. OT-55-N) by expanding the definition of a “key train” (for which heightened operating safeguards are required) to include trains carrying one tank car load of poison or toxic inhalation hazard, anhydrous ammonia, or ammonia solutions and to include trains carrying 20 car loads or portable tank loads of any combination of hazardous materials (including ethanol and crude oil).
On August 12, 2013, the FRA established the Railroad Safety Advisory Committee (RSAC) to provide advice and recommendations to the FRA on railroad safety matters. The FRA’s Emergency Order No. 28 resulted in four new tasks accepted by the RSAC. The four tasks are: train crew size; operational testing for securement; securement and hazardous material issues. Certain of the RSAC four task groups have produced recommendations that will be considered for future rulemakings. CN is an active participant in all four task groups.
On September 6, 2013, PHMSA published an Advance Notice of Proposed Rulemaking (ANPRM) considering improvement of the regulations related to the transportation by rail of hazardous materials in tank cars. On November 14, 2013, CN was a participant in AAR’s comments filed with PHMSA in this proceeding, which urged PHMSA to require that all tank cars used to transport flammable liquids be retrofitted or phased out, and that new cars be built to more stringent standards. The AAR comments included specific tank cars safety standard improvements, which AAR maintained will substantially decrease the likelihood of a release if a tank car is involved in an accident.
On January 23, 2014, the National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. The NTSB’s recommendations complement those issued by the TSB and specifically: (1) require expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) require audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

Canadian National Railway Company

Management’s Discussion and Analysis

On August 1, 2014, PHMSA published a Notice of Proposed Rulemaking aimed at improving the safe transportation of flammable liquids by rail, addressing operating rules, specifications for new tank cars, and the retrofit of existing tank cars. Concurrently, PHMSA issued an ANPRM on comprehensive oil spill response planning. CN was a participant in AAR’s comments filed with PHMSA in these two proceedings on September 30, 2014. AAR addressed speed limits for trains with at least one legacy DOT-111 tank car moving flammable liquids, urged PHMSA to refrain from requiring electronically controlled pneumatic brakes on tank cars used to move flammable liquids, advocated specific increases in federal tank car specifications, requested that crude oil routing information not be disclosed to State Emergency Response Commissions, and urged a requirement for the aggressive retrofit or phase out of existing flammable liquid tank cars as soon as possible while still enabling the industry to meet the demands for rail movement of flammable liquids.
On September 10, 2014, legislation was introduced in the U.S. Senate (S. 2784) that proposes a number of new rail safety requirements, including inward and outward facing cameras and redundant signal protection to protect maintenance of way workers, while also making significant changes to FRA civil penalty levels, requiring studies on rail operations that block crossings and on train lengths, and mandating that trains transporting high-hazard flammables and operating with any legacy DOT-111 tank cars maintain a speed limit of 40 miles per hour in areas with a population of 100,000 or more. A second bill introduced in the Senate in September (S. 2858) would create strong penalties for railroads that violate safety standards, would require standardized hazardous materials information to support first responders, and improved risk-assessment and decision-making tools for railroads. Neither bill was considered in Congress prior to adjournment of the 2013 – 2014 session.

No assurance can be given that these or any future regulatory or legislative initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S, Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:
(a)	Border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway Company entered into with the CBP and the CBSA.
(b)	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.
(c)	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.
(d)	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.
(e)	Gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Canadian National Railway Company

Management’s Discussion and Analysis

Transportation of hazardous materials
The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight.
(a)
The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(b)
The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(c)	The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.
(d)
In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pension funding volatility
The Company’s funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company’s defined pension plans.
 Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company’s results of operations. There can be no assurance that the Company’s pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Canadian National Railway Company

Management’s Discussion and Analysis

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier concentration
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 30% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Interest rate
The Company is exposed to interest rate risk relating to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company’s financial instruments.  There can be no assurance that changes in the market interest rates will not have a negative effect on the Company’s liquidity.

Canadian National Railway Company

Management’s Discussion and Analysis

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2014, have concluded that the Company’s disclosure controls and procedures were effective.
During the fourth quarter ended December 31, 2014, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
As of December 31, 2014, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2014, and issued Management’s Report on Internal Control over Financial Reporting dated February 2, 2015 to that effect.

The Company’s 2014 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 2, 2015

Canadian National Railway Company

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February  2, 2015
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 6

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 2, 2015

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	February 2, 2015	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel